Exhibit 4 (b)(vi)
CONFORMED COPY

DATED	8 September 2005
BHR Holdings BV
— and —
DABICAM SAS
— and —
Six Continents Limited
Agreement as amended by a Letter dated 7 October 2005 and a Deed of
Amendment dated 27 October 2005
— RELATING TO —
the sale and purchase of the entire share capital of
Hotel Inter-Continental ~~Paris~~ SAS
P1999.00024
Ref: C3/NPLR/1551393.3

ii

CONFORMED COPY
This Agreement is made the 8th day of September 2005
Between:
(1)	BHR Holdings BV, a company registered in The Netherlands, under number 3322083, whose registered office is at Professor Tulpplein 1, 1018 GX Amsterdam (the “Seller”);

(2)	DABICAM SAS, a French simplified joint-stock company (société anonyme simplifiée) registered in France with the Commercial Court Registry of Paris (with a provisional registration number noo 2005B15946), with a share capital of €100,000 whose registered office is at 95 rue de la Boétie 75008 Paris (the “Purchaser”); and

(3)	Six Continents Limited, a company registered in England, under number 00913450, whose registered office is at 67 Alma Road, Windsor, Berkshire SL4 3HD (the “Guarantor”).
Recitals:
(A)	Hôtel Inter-Continental ~~Paris~~ SAS is a limited liability company registered in France under number 652 029 125 RCS Paris, whose registered office is at 3 rue de Castiglione, 75001 Paris, France (the “Company”). Particulars of the Company are set out in schedule 1.

(B)	The Seller is the owner of and is entitled to transfer the title to the Shares.

(C)	The Seller has agreed to sell and the Purchaser has agreed to purchase all of the Shares on and subject to the terms of this Agreement.
It Is Agreed:
1.	Interpretation

1.1	In this Agreement:
“Accounts” means the audited balance sheet, profit and loss account and related notes to the financial statements of each Group Member as at and for the 12 month period ended on the Accounts Date;
“Accounts Date” means 31 December 2004;
“Accruals” means the monetary value of goods and services received by a Group Member before the Completion Date which have not been paid for by that Group Member as at the Completion Date, including an amount for accrued Retirement Indemnities, social charges, 13th and 14th month payments, bonus payments and any wages and employee participation and intéressement and other contractual and statutory payments to or in respect of employees, holiday pay and overtime, all of which will be apportioned on a pro-rata basis for the year in question;
“Accrued Income” means the monetary value of goods and services provided by a Group Member before the Completion Date for which no invoice has been issued by that Group Member as at the Completion Date;
“Agreement” means this agreement;
“Business” means the business of the Group at the date of this Agreement;
“Business Day” means any day (except any Saturday or Sunday) on which banks in Paris are open for business;
“Carry-back Receivable” means the receivable of €3,637,069 as at 31 December 2004 owed by the French Treasury to the Company under article 220 Quinquies of the French Tax Code;
“~~Carry-back Receivable Proceeds” means the net cash proceeds of sale of the Carry-back Receivable pursuant to the Carry-back Receivable Sale Contract;~~
“~~Carry-back Receivable Sale Contract” means a contract between the Company and Société Générale for the sale and purchase of the Carry-back Receivable in the agreed form to be executed on or after the date of this Agreement;~~
“Cash” means balances in the cash books of Group Members including cash at the Property but excludes the ~~Carry-back Receivable Proceeds~~ amount of the asset required to be included in the Net Current Assets Statement in respect of the Carry-back Receivable;
“Claim” means any General Claim, Indemnity Claim or Tax Claim;
“Condition” means the condition set out in clause 5.2(a);
“Companies Act” means the Companies Act 1985;
“Company” has the meaning given in Recital (A);
“Company Systems” means the computer and data processing systems, information and communication technologies solely used in or solely for the Business, which systems include the property management system and yield management systems, including hardware, Software, networks, data storage devices, printers, firmware, dedicated power supplies, cabling, peripherals and associated documentation, but excluding the Holidex System, the payroll systems and software and the PeopleSoft systems and software and any other proprietary systems or proprietary Software of the Seller or the Seller’s Group;

“Completion” means completion of the sale and purchase of the Shares (including transfer of ownership of the Shares) on the Completion Date pursuant to clause 5 of this Agreement in accordance with its terms;
“Completion Date” ~~means 11.00 am on 11 October 2005 and the date which is 7 Business Days after the date on which the Condition is satisfied, or on such other date as may be determined pursuant to clause 5.8(a)(i)~~ means 1 November 2005 or such date as may be agreed between the parties or determined pursuant to clause 5.8(a)(i);
“Confidential Information” means Know-How, trade secrets and other information of a confidential nature (including, without limitation, all proprietary technical and commercial information and techniques in whatever form held, such as paper, electronically stored data, magnetic media film and microfilm or orally which solely relates to a Group Member);
“Consideration” means the sum of the Initial Consideration and the Net Current Assets Amount;
“Creditors” means all indebtedness of the Group as at the Completion Date including, without limitation, creditors, provisions pour risques et charges as determined under French GAAP as at the Completion Date, overdrafts, monies held on account, bills of exchange, Accruals and Deferred Income, Indebtedness (to the extent not already included in this definition), but excluding Tax and Deferred Tax;
“Current Guest Accounts” means uninvoiced accounts of guests staying at the Hotel as at Completion who are booked to remain at the Hotel after Completion, and uninvoiced or invoiced but unpaid accounts of corporate clients in respect of guests who have stayed at the Hotel prior to Completion;
“Current Guest Deposits” means advance deposits and receipts of guests who will be staying at or using the services provided at the Hotel following the Completion Date and any sums credited to corporate client accounts in respect of guests who will be staying at or using the services provided at the Hotel following the Completion Date;
“Data Room” means the data room in the agreed form, a copy of which is held in escrow by Maître Frédéric Martin, Notaire in Paris (25 avenue George V, 75008 Paris), pursuant to and in accordance with the terms of an escrow agreement subject to French law entered on or around the date hereof between Maître Frédéric Martin, the Seller and the Purchaser;
“Deferred Income” means any payments received by a Group Member before the Completion Date relating to a service to be provided by a Group Member after the Completion Date including any Current Guest Deposits;

“Deferred Tax” means a provision which deals with the timing differences in the accounting for and tax treatment of any allowable deductions and/or payment of Tax;
“Disclosed” means fully, fairly, accurately and clearly disclosed by the Disclosure Letter with sufficient details to enable the Purchaser to have a reasonable understanding of the nature and scope of the matters disclosed and “Disclosure” and “Disclose” shall be construed accordingly;
“Disclosure Letter” means the letter of the same date as this Agreement from the Seller to the Purchaser in the agreed form;
“Employee Loans” means any loan made to an employee, consultant or officer of a Group Member or any other person who provides services to a Group Member by any Group Member;
“Employees” means the employees of the Group Members as at the Completion Date;
“Employment Warranties” means those Warranties set out in paragraphs M and N of schedule 3;
“Encumbrance” means a charge, debenture, mortgage, pledge, lien, hypothecation, security interest, title retention, assignment, restriction or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right of first refusal, right of control, option, right of pre-emption) or other third party right or interest of any kind, whether granted for the purpose of security or not, or any agreement or arrangement to create any of the same and “Unencumbered” and “Encumber” shall be construed accordingly;
“Environment” means all organisms (including man), ecosystems, property and the following media: air (including the air within buildings and the air within other natural or man-made structures, whether above or below ground); water (including water under or within land or in drains or sewers and coastal and in-land waters); and land (including land under water);
“Environmental Laws” means any and all laws in force in France at the date of this Agreement, whether civil or criminal applicable to the Property and/or the conduct of the Business and/or the Group and which have as a purpose or effect the protection of the Environment, including: European Community or European Union regulations, directives and decisions; statutes and subordinate legislation; regulations, orders and ordinances; Codes of Practice having the force of law; common-law, local laws and by-laws; and judgments, notices, orders, directions, instructions or awards of any Competent Authority;
“Environmental Matters” means any and all matters affecting the status, condition or quality of the Environment, at, on, under or about the Property;

“EONIA” means Euro Over-Night Index Average;
“Excluded Assets” means those assets, contracts and rights (including any assets on loan and assets bearing Protected Names and Protected Badges) which are referred to in paragraph H of the Disclosure Letter and generally any other assets bearing Protected Names and Protected Badges;
“French Corporate Income Tax” (Impôt sur les sociétés) means corporate income tax as defined in articles 205 and seq. of the French Tax Code;
“French GAAP” means the French accounting principles generally applied for the preparation of statutory accounts;
“French Tax Code” has the meaning set out in the Tax Covenant;
“French Tax Group” has the meaning set out in the Tax Covenant;
“General Claim” means any claim made under the General Warranties;
“General Warranties” means those Warranties set out in schedule 3 other than the Tax Warranties;
“Group” means the Company and the Subsidiaries, and “Group Member” shall be construed accordingly;
“Group Scheme” means each retirement plan, saving plan, mandatory or voluntary profit sharing agreement, incentive agreement or other collective scheme granting financial benefits to existing or previous employees of any Group Member;
“Group Undertaking” has the meaning set out in section 259 of the Companies Act;
“Hazardous Matter” means any substance, material, liquid, solid, gas or other matter of whatsoever nature, which is an actual or likely cause of, or is otherwise capable of causing significant harm or damage to the Environment or is regulated under Environmental Laws;
“Health & Safety Legislation” means applicable French legislation concerning health and safety matters and conditions of work and all and any regulations or orders made or issued under such legislation and any relevant codes of practice guidance notes and the like issued by government agencies having force of law;
“Holidex System” means the global reservation system used by the Seller’s Group (and, prior to Completion, the Company and its subsidiaries) for reservations;
“Hotel” means the hotel situated on the Property;

“Hôtel Inter-Continental London (Holdings) SAS” means the subsidiary undertaking in respect of which the Company is a parent undertaking, particulars of which are set out in schedule 1 part B;
“Indebtedness” means, in respect of any company or other entity, any borrowing or indebtedness in the nature of borrowing (including any indebtedness for monies borrowed or raised under any bank or third party guarantee, acceptance credit, bond, note, bill of exchange or commercial paper, letter of credit, finance lease, hire purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing and all finance, loan and other obligations of a kind required to be included in the balance sheet of a company or other entity but excluding (1) any trade creditor liabilities (including inter-company trading liabilities) incurred in the ordinary and usual course of business and reflected in the Net Current Asset Statement; and (2) the Revolving Facility Loan);
“Indemnities” means the indemnities in clause 10;
“Indemnity Claim” means any claim pursuant to the Indemnities and any claim pursuant to clause 11.3, which, for the avoidance of doubt, shall not include Claims under the Tax Covenant;
“Initial Consideration” means €315,000,000;
“Insurance Policies” means each current insurance and indemnity policy in respect of which each Group Member has an interest (including any active historic policies which provide cover on a losses occurring basis);
“Intellectual Property” means rights in and in relation to: Know-How, trade marks, service marks, trade and business names, logos, get up, (including any and all goodwill associated with or attached to the same), domain names, patents, inventions (whether or not patentable), registered designs, design rights, copyrights (including, without limitation, rights in software) and moral rights, database rights, semi-conductor topography rights, utility models and all rights or forms of protection having an equivalent or similar nature or effect anywhere in the world, whether enforceable, registered, unregistered or registrable (including all renewals, extensions and applications for registration); and the right to sue for damages for past and current infringement (including passing off and unfair competition) in respect of the same;
“Interim Accounts” means the unaudited balance sheet and profit and loss account of the Company for the seven months ended 31 July 2005;
“Know-How” means all know-how, expertise, technical or other information developed or acquired by the Group including, without limitation, all related ideas, concepts, methods,

inventions, discoveries, data, formulae, processes, methods, techniques and specifications which solely relates to a Group Member;
“Licence” means any licence, consent, approval, permit or other authorisation held by a Group Member as at the date of Completion relating to the operation of the Business;
“Licences In” means the licences of Intellectual Property which have been granted to a Group Member;
“Licences Out” means the licences of Intellectual Property which have been granted by a Group Member to third parties;
“Long Term Liabilities” means any long-term liabilities of any Group Member as at Completion (as determined in accordance with French GAAP as at the Completion Date);
“Losses” includes, in respect of any matter, event or circumstance, all demands, claims, actions, proceedings, damages, payments, fines, penalties, losses, costs (including reasonable legal costs), reasonable expenses (including taxation), reasonable disbursements or other liabilities, in each case whether direct or indirect;
“Material Effect” means in the context of clause 15, any fact, matter, circumstance or event which results in or is likely to result in, a cost to the Company or a loss to the Purchaser of at least €35.0 million after accounting for insurance proceeds, if any;
“Net Current Assets Amount” means the sum, on an aggregated basis for the Group, representing the value of Stock, Trade Debtors, ~~50% of the Carry-back Receivable Proceeds~~ the amount of the asset required to be included in the Net Current Assets Statement in respect of the Carry-back Receivable and Cash minus Creditors, Tax, Long Term Liabilities and Provisions as at the Completion Date as set out in the Net Current Assets Statement;
“Net Current Assets Estimate” means the sum of €550,000 being a realistic estimate of Stock, Trade Debtors, ~~50% of the Carry-back Receivable Proceeds~~ the amount of the asset required to be included in the Net Current Asset Statement in respect of the Carry-back Receivable and Cash minus Creditors, Tax, Long Term Liabilities and Provisions as at the Completion Date;
“Net Current Assets Statement” means the statement setting out the calculation of the Net Current Assets Amount prepared in accordance with schedule 5;
“Pension Plan” means the supplementary defined benefit pension scheme established by SNC de L’Hôtel Inter-Continental Paris for staff between 1995 and 1999 and managed by Zurich Assurance (retraite-chapeau);

“Powers of Attorney” means the powers of attorney granted by Mrs Marie-Béatrice Lallemand and Mr Laurent Turping, acting respectively as chairman of the board of directors of the Company and as chief executive officer of the Company, in favour of InterContinental Hotels Group Plc enabling it to conduct, on behalf of the Company, the claims against the Commissioners of Inland Revenue brought in the High Court of England and Wales with claim numbers HC03C00857 and HC03C03431, or any other claim arising out of substantially the same facts or matters, whether commenced in the High Court of England and Wales or made to, or determinable by, any Tax Authority of the United Kingdom;
“Pre-sale Reorganisation” means the corporate restructuring which occurred in December 2004 comprising (i) the sale of the entire issued share capital of Hôtel InterContinental London Limited by Hôtel InterContinental London (Holdings) SAS and (ii) the Revolving Facility Loan;
“Prepayments” means all prepayments made by a Group Member before the Completion Date which relate to a supply to a Group Member of goods and/or services to be provided after the Completion Date;
“Property” means the property brief particulars of which are set out in schedule 2;
“Protected Badges” means the Protected Names or any reference to the name of or any logo mark or symbol incorporating or using any of the Protected Names used by the Seller or the Company or any member of the Seller’s Group as at the Completion Date in relation to the Property;
“Protected Names” means the names “Posthouse”, “Holiday Inn”, “Express by Holiday Inn”, “Crowne Plaza”, “InterContinental”, “Indigo”, “Spirit”, “Staybridge Suites”, “Prestige Reservations” and “Candlewood Suites” or any other trade name(s) or trade or service mark (a) owned by or exclusively licensed to any of the Seller’s Group or any member thereof or (b) associated with or at any time used in connection with the “Posthouse”, “Holiday Inn”, “Express by Holiday Inn”, “Crowne Plaza”, “InterContinental”, “Indigo”, “Spirit”, “Staybridge Suites”, “Prestige Reservations” and “Candlewood Suites” brands or any combination or colourable imitation thereof in either case in all cases as registered or used at the Completion Date;
“Provisions” means any provision of a Group Member which is required to be made at Completion in accordance with the policies set out in Part 2 of schedule 5;
“Purchaser’s Group” means the Purchaser and its Group Undertakings from time to time and “Purchaser’s Group Member” shall be construed accordingly;

“Purchaser’s Solicitors” means Baker & McKenzie of 32 Avenue Kléber, BP 2112, 75771 Paris Cedex 16;
“Purchaser’s Warranties” means the warranties set out in schedule 4;
“Real Estate Company” has the meaning set out in the Tax Covenant;
“Relief” has the meaning set out in the Tax Covenant;
“Retained Employees” means Dagmar Woodward and each president (président), managing director (directeurs généraux) and SNC Manager who resigns pursuant to clause 5.4(c) including, for the avoidance of doubt, Mr. Gill and Ms. Maillot;
“Retirement Indemnities” means all rights, whether statutory or contractual, of employees to receive a lump sum payment upon retirement;
“Revolving Facility Loan” means the revolving facility loan amounting up to €315,000,000 advanced by Hôtel InterContinental London (Holdings) SAS to the Company;
“Seller’s Group” means the Seller and its Group Undertakings from time to time, excluding the Company and the Subsidiaries;
“Seller’s Solicitors” means Lovells of Atlantic House, Holborn Viaduct, London, EC1A 2FG;
“Service Agreements” means:
(a)	a service agreement between SNC de l’Hôtel Inter-Continental Paris and Inter-Continental Hotels Corporation, dated 2 January 1992, concerning reservation, financial and accounting, legal, insurance, recruitment and system services;

(b)	a regional services agreement between SNC de l’Hôtel Inter-Continental Paris, among others, and Société des Hôtels Inter-Continental France, dated 15 January 1993, concerning supervision and coordination of the operational decisions and their implementation, coordination of all local financial aspects, fiscal and tax matters, and supervision and coordination of all sales and marketing efforts;

(c)	a centralised services agreement between SNC de l’Hôtel Inter-Continental Paris and Société des Hôtels Inter-Continental France, dated 15 January 1993, concerning paralegal, software, French accounting and Asian commercial representation services;

(d)	the trademark license agreement between SNC de l’Hôtel Inter-Continental Paris and InterContinental Hotel Corporation, dated 2 January 1992; and

(e)	a domiciliation agreement between Societe Nouvelle du Grand Hotel and Hotel Inter-Continental London (Holdings), dated 5 September 2001;
“Shares” means entire issued and paid up share capital of the Company;
“SNC de l’Hôtel Inter-Continental Paris” means the subsidiary undertaking in respect of which the Company is a parent undertaking, brief particulars of which are set out in schedule 1 part B;
“SNC Manager” means a manager of SNC de l’Hôtel Inter-Continental Paris as set out in Schedule 1, Part B;
“Software” means all forms of computer program, including without limitation, the applications and operating systems and in each case, whether in source, object or machine form, used by any Group Member in the carrying on of the Business;
“Stock” means all stock of unconsumed beers, wines, spirits and other alcohol and tobacco products which are unused, owned beneficially by a Group Member and held at the Property in connection with the Business as at the Completion Date;
“Subsidiaries” means Hôtel Inter-Continental London (Holdings) SAS and SNC de l’Hôtel Inter-Continental Paris;
“Tax” or “Taxation” has the meaning set out in the Tax Covenant;
“Tax Authority” has the meaning set out in the Tax Covenant;
“Tax Claim” means any claim under the Tax Warranties or the Tax Covenant;
“Tax Covenant” means the tax covenant set out in schedule 6;
“Tax Warranties” means those Warranties set out in paragraph O of schedule 3;
“Termination Event” has the meaning contained in clause 15.1;
“Trade Debtors” means all receivables arising out of or attributable to the operations of the Group as at the Completion Date including Accrued Income, Employee Loans, Prepayments and the right to receive payment for services rendered before Completion but not invoiced before such date which shall include that portion of Current Guest Accounts relating to the period prior to Completion but excluding Deferred Tax;
“Transfer Tax” has the meaning set out in the Tax Covenant;
“Transfer Tax Demand” has the meaning set out in the Tax Covenant; and
“Warranties” means the warranties set out in schedule 3.

1.2	In this Agreement, unless the context otherwise requires:
(a)	references to “this Agreement” or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to recitals, clauses and schedules and sub-divisions of them are references to the recitals and clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

(c)	references to any enactment include references to such enactment as re-enacted, amended or extended on or before the date of this Agreement and any subordinate legislation made from time to time under it;

(d)	references to a “person” include any individual, company, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

(e)	headings are inserted for convenience only and shall be ignored in construing this Agreement;

(f)	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts matters or things;

(g)	the word “material” shall mean material in the context of the Group as a whole;

(h)	a reference to a time of day is to Paris time;

(i)	references to the singular shall include the plural and vice versa;

(j)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail; and

(k)	references to “indemnify” and to “indemnifying” any person against any Losses by reference to any matter, event or circumstance includes indemnifying and keeping that person indemnified against all Losses from time to time made, suffered or incurred as a consequence of or which would not have arisen but for that matter, event or circumstance.
1.3	The recitals and schedules to this Agreement form part of it.

1.4	In this Agreement “subsidiary undertakings” and “parent undertakings” have the meanings set out respectively in section 258 of the Companies Act 1985

1.5	Any reference in this Agreement to a document being “in the agreed terms” or “in the agreed form” is to a document being in the terms agreed between the parties and for identification purposes only signed or initialled by them or on their behalf on, before or after the date of this Agreement.

1.6	References to any English legal term for any action, remedy, method of judicial proceeding, regulation, rule, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction, provided that where reference is expressly made to any French legal term then such term shall prevail and shall be construed in accordance with the laws of France.

2.	Sale and Purchase of Shares

2.1	In accordance with this Agreement, with effect at Completion the Seller agrees to sell and the Purchaser agrees to purchase the entire legal and beneficial title in the Shares, free from all Encumbrances and together with all rights attaching to the Shares on or after Completion, including all rights to any dividend or other distribution declared, made or paid after the date of this Agreement.

2.2	The Seller covenants with the Purchaser that at Completion it shall have full power and the right to sell and transfer the Shares on the terms set out in this Agreement.

2.3	The Seller irrevocably waives, and undertakes to procure on or before Completion the waiver of, any restrictions on transfer (including rights of pre-emption) which may exist in relation to the Shares, whether under the articles of association of the Company or otherwise.

2.4	The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

2.5	The Seller covenants with the Purchaser that at Completion:
(a)	the Company will be the sole legal and beneficial owner of the entire issued and paid up share capital in Hotel Inter Continental London (Holdings) SAS free from all Encumbrances; and

(b)	the Company and Hotel Inter Continental London (Holdings) SAS will be the sole legal and beneficial owners of the entire issued and paid up share capital in SNC de L’Hotel Inter-Continental Paris free from all Encumbrances.

3.	Consideration

3.1	The Purchaser will pay the Consideration to the Seller for the purchase of the Shares in accordance with this Agreement.

3.2	The Initial Consideration and the Net Current Assets Estimate shall be payable on Completion pursuant to clause 5.

4.	Pre-Completion Matters

4.1	As from the date of this Agreement until Completion, the Seller (without prejudice to the operation of paragraph 10 of the Tax Covenant ~~or to the Carry-back Receivable Sale Contract)~~ shall procure that:
(a)	the businesses of each Group Member will be carried on as going concerns in the ordinary and usual course as carried on over the 12 months prior to the date of this Agreement including payment of Taxes and management of Tax affairs in compliance in all material respects with all applicable legal and regulatory provisions and without material interruption or alteration in the nature, scope or manner of such businesses but only to the extent that avoiding such interruption or alteration is within the control of the Seller and is not as a result of a fact, matter, circumstance or event affecting similar businesses in Paris;

(b)	as soon as reasonably practicable the Seller shall notify the Purchaser of all material matters relating to businesses, assets and affairs of each Group Member (having regard to the Purchaser’s interest as the prospective owner of each Group Member) and provide to the Purchaser reasonable details of any material change in the Business or the Company or Group’s financial position or assets;

(c)	each Group Member will enforce, or procure to be enforced the obligations of employees and directors under their respective employment contracts and of other employees under their terms of employment with a Group Member;

(d)	each Group Member will keep proper accounting records of all dealings and transactions in relation to its and their businesses and will afford to the Purchaser and any representative of the Purchaser full access thereto;

(e)	the Purchaser, and such employees, agents, sub-contractors, representatives (including representatives of the proposed post-Completion operator of the Hotel) or advisers as the Purchaser reasonably requests, will be afforded reasonable access reasonably required by the Purchaser for the purposes of planning for the operation of the Business after Completion which shall include access to: (i) the Property (including, with the Seller’s prior consent (not to be unreasonably withheld or delayed), for the purpose of planning repair, safety or replacement works or planning the installation of replacement fixtures, fittings or equipment at the Property); (ii) the Company Systems; (iii) all documents, books and records held or maintained by or on behalf of each Group Member or held or maintained by or on behalf of the Seller or any of its advisers relating thereto; (iv) the directors, officers (mandataires sociaux) executives and advisers of each Group Member; and (v) the General Manager and all department heads (including Finance, Human Resources, Revenue, Sales and Marketing, Engineering and Purchasing) of the Hotel;

(f)	it maintains in force policies of insurance for full reinstatement value but otherwise with limits of indemnity at least equal to, and otherwise on terms no less favourable than, those policies of insurance currently maintained by it and not do anything to permit any of its insurances to lapse or do anything which would make any policy of insurance void or voidable and any insurance proceeds that are received by any Group Member in relation to any damage or loss affecting the assets of any Group Member shall be paid to such Group Member as soon as practicable;

(g)	the Seller’s Group removes from the Property none of the physical assets (other than the Excluded Assets which are to be removed from the Property prior to Completion), fixtures, fittings and equipment and operating supplies and equipment used in the Business or otherwise dispose of any such physical assets, fixtures, fittings and equipment and operating supplies and equipment save in the ordinary and usual course of business and continues to take such steps as are currently taken to endeavour to prevent the hotel staff and guests removing any such physical assets, fixtures, fittings and equipment and operating supplies and equipment;

(h)	there is no material change in the manner or time of payment of creditors, or the issue of invoices or collection of debts, or policy of reserving for debtors or in the amount of stock bought or agreed to be bought (subject to clause 4.2(z)) or in stock which, taking the net effect of all such changes, would have a material adverse effect on the business of the Group;

(i)	no transaction is entered into between the Company or any other Group Member and the Seller or any member of the Seller’s Group which would continue in effect or take effect on or after Completion save for transactions in the ordinary and usual course of business which are recognised in the Net Current Assets Statement; and

(j)	procure that no member of the Seller’s Group (including any officers, employees or contractors thereof):
(i)	changes the manner in which reservations have been taken for the Hotel in the previous 12 months such that either: (A) the rates for accommodation offered by the Seller’s Group for the Hotel for the period following Completion are materially below the average room rate for the previous 12 months; or (B) the number of Priority Club® Reward redemption bookings or any other loyalty scheme or discounted staff bookings for the Hotel in any given month following Completion is materially higher than the average number of such bookings per month over the previous 12 months;

(ii)	instructs any member of its reservation centre to deflect bookings for the Hotel to any other hotel property; or

(iii)	effects any change to the manner in which proposal requests sent to paris.sales@ichotelsgroup.com, paris.reservations@ichotelsgroup.com and paris.prestigee@ichotelsgroup.com are currently handled, including enabling the marketing departments of both the Hotel and the Inter- Continental Le Grand Hôtel to receive a copy of the request and provide the requestor with a proposal; and
(k)	as soon as reasonably practicable, the Seller shall prepare and provide the Purchaser with an asbestos technical file for the Property (dossier technique amiante) which complies with article R.1334-26 of the French Public Health Code (Code de la Santé Publique).
4.2	Without prejudice to clause 4.1, or paragraph 10 of the Tax Covenant, ~~or the Carry -back Receivable Sale Contract~~, pending Completion, the Seller shall procure that none of the following matters will occur or be undertaken without the prior written consent of the Purchaser:
(a)	the modification of any of the rights attached to any shares in a Group Member (including the Shares), the allotment or issue of or agreement to allot or issue any shares (parts sociales ou valeurs mobilières) or loan capital of a Group Member, the grant or agreement to grant any option or right over any shares (parts sociales ou valeurs mobilières) or loan capital of a Group Member, the issue of any obligations convertible into shares of a Group Member, the repayment in whole or in part of any loan, loan capital or preference capital of any Group Member or the issue of any profit sharing bonds or grant of any rights to third parties to share in the past, present or future income or profits, reserves or liquidation surpluses of any Group Member;
(b)	the capitalisation or repayment of any amount standing to the credit of any reserve of a Group Member or the redemption or purchase of any shares or any other reorganisation of the share capital of a Group Member;

(c)	the transfer (under any form) or approval of the transfer to any third party of any shares of a Group Member (including the Shares);

(d)	whether in the ordinary and usual course of business or otherwise:
(i)	the sale or disposal of, or the grant or termination of any rights in respect of, any part of the undertaking or the assets of a Group Member having a value in excess of €50,000 per transaction or €200,000 in aggregate; or

(ii)	the acquisition of, or the agreement to acquire, any business or any asset having a value in excess of €50,000 per transaction or €200,000 in aggregate, or the receipt of any service otherwise than at market value;
(e)	the entry into any leasing, hire purchase or other agreement or arrangement for payment on deferred terms;

(f)	the effecting of any material change in the practices of ordering supplies and raw materials, invoicing customers or collecting debts from those practices adopted at the date of this Agreement;

(g)	the declaration, payment or other making by a Group Member of any dividend or other distribution;

(h)	the passing of any resolution or decision by the shareholders of a Group Member, (including any alteration to the Articles of Association of a Group Member), except for the purpose of the sale and purchase of the Shares as contemplated herein;

(i)	the giving by a Group Member of any guarantee, indemnity or surety;

(j)	the increase or extension of the liability of a Group Member under any intra-group guarantees existing at the date of this Agreement or the entry into any new intra- group guarantees;

(k)	the acquisition by a Group Member of any shares of any other company, or the acquisition of the whole or any substantial part of the undertaking, assets or business of any other company or any firm or person, or the participation by a Group Member in any partnership, consortium, association or joint venture;

(l)	the borrowing of any money or acceptance of any financial facility by a Group Member or the making, granting, accepting or incurring of any loan, financial facility, material or unusual undertakings or liabilities (actual or contingent) including any off-balance sheet commitments;

(m)	the creation or issue or allowing to come into being of any Encumbrance upon or over any part of the property or assets or uncalled capital of a Group Member or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form, other than normal trade credit;

(n)	the appointment of, or the issue of an offer of employment to, any new director or officer (mandataire social ) of a Group Member or any employees or consultants of a Group Member who would receive an annual remuneration of €60,000 or more (whether under fixed-term or indefinite term employment contracts);

(o)	save as contemplated by this Agreement, the entry into or modification of any agreement, arrangement or understanding with any trade union, works council, staff association or other employee representative body which would be binding upon the Purchaser post-Completion, save that the Purchaser shall have 3 Business Days from receipt of written notification from the Seller that an issue has arisen for which it requires the Purchaser’s consent under this clause 4.2(o) in order to provide its consent, such consent not to be unreasonably withheld. In the event that the Purchaser fails to respond within the 3 Business Day period the Purchaser shall be deemed to have consented to the matter for which consent was requested;

(p)	the making of, or announcing any proposal to make, any change or addition (whether immediate, conditional or prospective) to any terms and conditions of or in respect of employment of its directors or employees or to any arrangement with any consultants other than those required by law and which are set out in the Disclosure Letter which could increase the total staff costs of the Company or the Group (including any change or addition affecting former directors, employees or consultants or their dependants) by more than €200,000 per annum or the remuneration of any one director or employee by more than €10,000 per annum or dismiss except for good cause any of its directors, employees or consultants or induce any such directors, employees or consultants to terminate their employment;

(q)	the making of, or announcing any proposal to make, any material change (whether immediate, conditional or prospective) to any, or grant or create any additional, retirement, health insurance, death or disability benefits scheme (including any change or addition affecting former directors, employees or consultants or their dependants) other than those required by law and which are set out in the Disclosure Letter or take or fail to take any action or allow any action to be taken in relation to any such scheme other than in the ordinary and usual course of administering any such scheme or which is necessary or prudent for the proper operation of any such scheme;
(r)	the incurring or payment of any management charges or other payments to the Seller or any other member of the Seller’s Group in the period prior to Completion, save for any inter-company trading liabilities incurred in the ordinary and usual course of business and reflected in the Net Current Asset Statement;

(s)	the entry into, termination, amendment, variation or assignment of any material contract, transactions or arrangements (including finance leases) by a Group Member to which it is a party, whether or not legally binding, or the assumption of any liability otherwise than in the ordinary and usual course of business, or having a value of or involving expenditure in excess of €50,000 per event or €200,000 in aggregate or which is of a long term, onerous or unusual nature or which could involve an obligation of a material nature or which may result in any material change in the nature or scope of its operations;

(t)	the commencement of any litigation by a Group Member other than for the collection of debts not exceeding €15,000;

(u)	the authorising of capital expenditure by a Group Member exceeding €50,000 in the aggregate other than in an emergency;

(v)	the alteration of any of the Group Members insurance policies from their current form;

(w)	the performance of any act or the entry into any transaction or arrangement which may result in the Company or any other Group Member being resident for Tax purposes in a jurisdiction other than its country of incorporation or subject to Tax in such jurisdiction;

(x)	the amendment, variation or withdrawal of an existing VAT registration or the election to waive any exemption from VAT;

(y)	the acquisition or disposal of, or agreement to acquire or dispose of, any freehold or leasehold property or the grant of any lease or third party right or providing or granting any consent, including any consent concerning the duration of a tenancy referred to in Schedule 2 or the rental payments for such tenancy but excluding day to day consents given under the terms of such tenancies;

(z)	the purchase of any items branded with the Protected Badges which are not reasonably likely to be utilised or required for the Hotel in the ordinary and usual course of business prior to Completion; or

(aa)	agree, conditionally or otherwise, to do any of the foregoing.
4.3	On or before Completion the Seller shall procure that:
(a)	all loans due from the Group Members to any of the Seller’s Group shall be repaid;

(b)	each member of the Seller’s Group shall irrevocably waive, with effect from Completion, any liabilities owed by any Group Member to any member of the Seller’s Group, save for any inter-company trading liabilities incurred in the ordinary and usual course of business and reflected in the Net Current Asset Statement, by execution of a document in the agreed form;

(c)	all loans due from the Seller’s Group to any Group Member shall be repaid;

(d)	the agency relationship between the Company and InterContinental Hôtels Corporation for the purposes of French value added tax is terminated;

(e)	each Group Member is released from all guarantees and indemnities given by that Group Member in respect of any liability or obligation of the Seller or any other member of the Seller’s Group;

(f)	it provides to the Purchaser an inventory of the operating equipment (being glassware, silverware, china and uniforms) in the Hotel as at Completion; and

(g)	at the Purchaser’s request it provides the Purchaser with access to an electronic copy of PeopleSoft so as to permit the Purchaser to transfer the information contained on PeopleSoft relating to the Hotel and/or the Group to the Purchaser’s (or it’s nominee’s) systems.
4.4	As from the date of this Agreement until Completion, the Seller and the Purchaser undertake to cooperate to ensure a smooth transition of the change of control of the Company.
5. COMPLETION
5.1	Completion shall take place at the Paris office of the Seller’s Solicitors on the Completion Date or at such other place and/or on such other date as may be agreed between the parties.

5.2	(a) Completion is conditional upon the passing at an extraordinary general meeting of InterContinental Hotels Group PLC of a resolution to approve the transaction contemplated by this Agreement.
(b)	The Seller will use all reasonable endeavours to ensure the satisfaction of the Condition on or before 5.00 p.m. on 30 November 2005.

(c)	The Seller may at any time before 5.00 p.m. on 30 November 2005 waive the Condition by notice in writing to the Purchaser.

(d)	If the Condition has not been satisfied or waived by 5.00 p.m. on 30 November 2005, this Agreement automatically terminates and each party’s rights and obligations under this Agreement cease immediately on termination except that termination of this Agreement does not affect a party’s right to claim for breach of any other party’s obligations in relation to this Agreement if that breach occurred before termination and each party must continue to comply with each provision of this Agreement necessary for a party to enforce such a right.
5.3	On Completion, the Seller shall deliver to the Purchaser a duly executed share transfer form for the Shares (ordre de mouvement) in favour of the Purchaser, and the related executed CERFA declaration.

5.4	On Completion, the Seller shall deliver to the Purchaser:
(a)	the updated shareholder registers (registres des mouvements de titres and comptes d’actionnaires) of the Company and Hôtel Inter-Continental London (Holdings) SAS and the updated Articles of Association of SNC de l’Hôtel Inter- Continental Paris;

(b)	the shareholders’ meeting registers of each Group Member and the board meeting registers for the Company and Hôtel Inter-Continental London (Holdings) SAS, in each case updated to Completion;

(c)	written resignations of the president and managing directors (président et directeurs généraux) of the Company and Hôtel Inter -Continental London (Holdings) SAS and of the SNC Managers, each in the agreed form, duly executed;

(d)	written instructions from the president of the Company to the Company’s bankers amending, or if not possible, revoking all existing instructions, mandates and authorities;

(e)	documents in the agreed form (i) evidencing the withdrawal of the Company and SNC de l’Hôtel Inter-Continental Paris, prior to or on the Completion Date, from the intra-group cash management agreement dated 2 December 1996 (as amended) and the “Sogecash Pooling” centralised management of group cash positions service agreement dated 2 December 1996 (as amended), (ii) certifying that all sums due by or owed to, the Company and SNC de l’Hôtel Inter- Continental Paris thereunder have been duly paid on or prior to the Completion Date and (iii) releasing all Group Members from all liabilities arising under such agreements save only for those liabilities incurred in the ordinary and usual course of business and reflected in the Net Current Assets Statement;
(f)	documents from the relevant contractors in the agreed form (i) evidencing the termination of the Service Agreements, (ii) certifying that all sums due by or owed to, the Group Members under the Service Agreements have been duly paid on or prior to the Completion Date and (iii) releasing all Group Members from all liabilities arising under such agreements save only for those liabilities incurred in the ordinary and usual course of business and reflected in the Net Current Assets Statement;

(g)	written revocation in the agreed form of the Powers of Attorney by the Company and InterContinental Hotels Group Plc;

(h)	all original deeds and documents of title relating to the Property listed in schedule 2, and will make available at the Property fire and health and safety compliance certificates, Licences and any documents required by law to be maintained at the Property;

(i)	copies of all existing bank mandates and statements of the balances of any bank accounts in the name of the Company, as at the close of business on the second Business Day before the Completion Date;

(j)	evidence satisfactory to the Purchaser that the relevant Group Member has, on the Business Day following the date of this Agreement, issued a letter in the agreed form on that Group Member’s letterhead notifying the Global Distribution System that with effect from the Completion Date, or such later date as may be notified by the Seller, the Hotel will change from being branded as an “InterContinental” hotel to a “Westin” hotel; and

(k)	vacant possession of the spa centre at the Hotel which was immediately prior to the date hereof, or continues to be at the date hereof, operated by JJJ Marignan.
5.5	On Completion, the Seller shall:
(a)	cause shareholder’s decisions of the Company and Hôtel Inter-Continental London (Holdings) SAS whereby such persons as may be nominated by the

Purchaser shall be appointed president and/or managing directors of the Company and Hôtel Inter-Continental London (Holdings) SAS (within the maximum number, if any, permitted under their respective Articles of Association);
(b)	cause a shareholders’ meeting of SNC de l’Hôtel Inter-Continental Paris to be duly convened and held at which such persons as may be nominated by the Purchaser shall be appointed managers of SNC de l’Hôtel Inter-Continental Paris (within the maximum number, if any, permitted under its Articles of Association);

(c)	cause shareholders’ meetings of the Group Members to be duly convened for the purpose of the decisions to be procured by the Purchaser pursuant to clauses 5.6(b), (c) and (d) below; and

(d)	ensure that all Licences and Company Systems are at the Property and all reservations on the books as at Completion are recorded on the Company Systems with sufficient details so as to permit an incoming operator to manage those reservations.
5.6	On Completion, the Purchaser shall:
(a)	pay the sum of €315,550,000 being the Initial Consideration plus the Net Current Assets Estimate in accordance with clause 3.1 on account of the Consideration by telegraphic transfer into the account notified by the Seller to the Purchaser not less than two Business Days prior to Completion and the transfer shall be treated as received only when credited thereto;

(b)	procure shareholder’s decisions of the Company to change its company name to a name not including the Protected Names or any word confusingly similar thereto;

(c)	procure shareholder’s decisions of Hôtel Inter -Continental London (Holdings) SAS to:
(i)	change its company name to a name not including the Protected Names or any word confusingly similar thereto; and

(ii)	transfer its registered office;

(d)	procure a shareholders’ meeting of SNC de l’Hôtel Inter-Continental Paris to change its company name to a name not including the Protected Names or any word confusingly similar thereto; and

(e)	procure an updated certificate of incorporation (KBis) of the Purchaser with definitive number of incorporation.
5.7	The Tax Covenant shall take effect from Completion.

5.8	Without prejudice to any other remedies available to the Purchaser:
(a)	if the provisions of clauses 5.3 or 5.4(a) are not complied with in any respect on the Completion Date, the Purchaser shall not be obliged to complete the purchase of the Shares or pay any sum to the Seller and may in its absolute discretion (in addition and without prejudice to any other rights or remedies available to it) by written notice to the Seller:
(i)	defer Completion by a period of not more than 28 days to such other date as it may specify in such notice (and so that the provisions of this clause 5.8 shall apply to Completion as so deferred);

(ii)	waive all or any of the requirements contained or referred to in clause 5.3 at its discretion (and without prejudice to its rights under this Agreement) proceed to Completion so far as practicable; or

(iii)	terminate this Agreement without liability on its part; and
(b)	without limiting the Purchaser’s rights pursuant to clause 5.8(a) in respect of non-compliance with clause 5.3 or 5.4(a), if the provisions of clause 5.4 or 5.5 are not complied with in any respect on the Completion Date (or such other date to which Completion may be deferred pursuant to clause 5.8(a)(i)) the Seller shall be required to provide to the Purchaser on the Completion Date (or such other date to which Completion may be deferred pursuant to clause 5.8(a)(i)):
(i)	a written undertaking, in a form reasonably acceptable to the Purchaser, to take all steps required post -Completion to comply with such provision and provide the Purchaser with evidence of such compliance; and

(ii)	in addition to the requirement in clause 5.8(b)(i), a written indemnity, in a form reasonably acceptable to the Purchaser, in relation to all Losses incurred by the Purchaser, the Purchaser’s Group or a Group Member as a result of the Seller failing to comply with clause 5.4 or 5.5.
6. NET CURRENT ASSETS AMOUNT
6.1	The Net Current Assets Statement setting out the calculation of the Net Current Assets Amount shall be prepared in accordance with schedule 5.

6.2	If the Net Current Assets Amount as shown in the Net Current Assets Statement exceeds the Net Current Assets Estimate, the Purchaser shall, subject to schedule 5, part 2, paragraph 2.7, pay to the Seller within five Business Days of the date of agreement or deemed acceptance (in accordance with part 1 of schedule 5) by the Purchaser of the Net

Current Assets Statement in cleared funds the difference between the Net Current Assets Amount and the Net Current Assets Estimate.
6.3	If the Net Current Assets Amount as shown in the Net Current Assets Statement is less than the Net Current Assets Estimate, the Seller shall, subject to schedule 5, part 2, paragraph 2.7, refund to the Purchaser within five Business Days of agreement or deemed acceptance (in accordance with part 1 of schedule 5) by the Purchaser of the Net Current Assets Statement the difference between the Net Current Assets Estimate and the Net Current Assets Amount.
7. POST COMPLETION UNDERTAKINGS
7.1	The Purchaser undertakes, without prejudice to the provisions of the Tax Covenant, to procure (or, in the case of any information to be provided by the auditors of any Group Member, to use its reasonable endeavours to procure) that, following Completion, the Seller, and its respective duly authorised agents are provided with any financial information of each Group Member relating to the period prior to Completion as it or they may reasonably require to enable the Seller and/or any member of the Seller’s Group:
(a)	to prepare their respective statutory or management accounts; or

(b)	for any other accounting or taxation purpose required by applicable law or court of competent jurisdiction, recognised stock exchange, or regulatory authority to whose rules the Seller (or, as the case may be, other member of the same group of companies as the Seller) is subject.
7.2	The Purchaser shall as soon as reasonably practicable after Completion register the change of company name of each Group Member to be made pursuant to clause 5.6 with the companies’ registry of Paris and deliver to the Seller an original Extrait K-bis for each Group Member evidencing such change so as to eliminate any reference to the Seller’s Group Trademarks.

7.3	For:
(a)	a period of six months following Completion, the Seller shall, give such reasonable assistance as can be provided by the Seller as the Purchaser reasonably requires to answer such queries concerning the Business or the Property or the Company as the Purchaser may reasonably request that cannot be answered by any other means reasonably available to the Purchaser or the Company; and

(b)	a period of two months following Completion, the Seller shall, at the Purchaser’s request, procure that payroll services in relation to the Employees are provided to each Group Member for a fee of €8,000 per month, plus a further fee of approximately €4,000 per month in respect of services provided by ADP (it being specified that this amount may vary monthly depending on the number of pay slips issued by ADP), both of which will be payable by the relevant Group member, (the “Payroll Services”) provided however that:
(i)	the Payroll Services shall be provided according to those standards provided before Completion; and

(ii)	the Purchaser shall indemnify and keep indemnified all members of the Seller’s Group against any Losses by any third parties (including the Group Members) which they may incur in connection with the provision of the Payroll Services to the Group Members but excluding Losses arising from the negligence of any members of the Seller’s Group.
7.4	In the event that the Purchaser is unable, or it is not possible, to transfer any Licence which is in the name of a Retained Employee, into the name of a nominee of the Purchaser or a Group Member prior to the Completion Date, the Seller shall provide and procure that there is provided to the Purchaser or the Group at the cost of the Purchaser or the relevant Group Member, all such assistance as is reasonably required to maintain such Licence in full force and effect until such time as the Purchaser, acting in a timely manner, has effected the transfer.

7.5	~~If pursuant to paragraph 2.7 of Part 2 of Schedule 5 this clause is applied then:~~
~~(a)~~	~~the Purchaser shall be free to deal with the Carry-back Receivable as it sees fit; and~~

~~(b)~~	~~if the Purchaser, a Group Member or any member of the Purchaser’s Group obtains an ascertained benefit from utilisation or sale of the Carry -back Receivable,~~
~~then the Purchaser shall pay to the Seller a sum equal to 50% of each benefit obtained within 30 Business Days of receipt of such benefit, by way of increased consideration for the sale and purchase of the Shares pursuant to this Agreement.~~
For the avoidance of doubt, the Purchaser shall (without prejudice to the Seller’s rights under the Tax Covenant) be free to deal with the Carry-back Receivable as it sees fit and shall not be required to account to the Seller for any benefit received by any member of the Purchaser’s Group from the utilisation or sale of the carry-back Receivable.
8. WARRANTIES
8.1	The Seller hereby warrants to the Purchaser:
(a)	as at the date of this Agreement in the terms of the Warranties;

(b)	as at the Completion Date by reference to the facts and circumstances existing at the relevant time in the terms of Warranties B.1(a), C.1, C.2, C.3, C.5, C.8, D.1, D.2, D.3, D.10, E.3, E.4, F.1(b), F.3, F.6, G.1, G.2, G.3, G.6 (but excluding from “and the Seller has not received notice” onwards), G.12 (first sentence only), G.14(a), G.15, G.16(a), G.16(c), G.16(d), G.16(g), G.16(h), H.2(a), J.2, K.4, K.5, K.8, K.10, L.1(a)(i) (but excluding from “and copies of all such licences” onwards), L.1(b), L.2, M.4(a) (but excluding from “and so far as the Seller is aware”), M.4(b), M.6(c), M.7, M.8, M.10 (commencing from “and other than the Group Schemes”), M.11, M.13, M.18, M.19, N.2, N.4, N.5, N.6, O.1(b), O.1(d), O.1(f), O.2, P.1, P.7, S.1, S.2, T.1, T.2 and U.1,
except as Disclosed.
8.2	No letter, document or other communication (whether or not in writing) shall be deemed to constitute a Disclosure against a Warranty unless it is expressly incorporated in the Disclosure Letter.

8.3	Without limiting clause 22.2(a), the Purchaser confirms that it has not relied on, has not been induced to enter into this Agreement by, and will make no claim against the Seller or any other person whatsoever in respect of any budget, forecast or other projection of any nature made or supplied by or on behalf of the Seller including those which are Disclosed. The Seller acknowledges that the Purchaser has entered into this Agreement on the basis of and in reliance upon the Warranties and the Tax Covenant and has been induced by them to enter into this Agreement.

8.4	Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary in this Agreement, shall not be limited by reference to or inference from any other Warranty or by anything in this Agreement or in the Tax Covenant.

8.5	Where any Warranty or any statement in the Disclosure Letter is qualified by the expression “to the best of the Seller’s knowledge, information and belief” or any similar expression, such statement shall, unless otherwise stated, be deemed to refer to the actual knowledge of those persons set out below whose position is stated in column (2) below opposite his or her name, such persons having made all reasonable and careful enquiries, in each case in relation to those Warranties set out against each such person’s name in column (3) below:

Name	Position	Warranties
Marten Foxon	SVP Transactions	General Warranties

Name	Position	Warranties
Denise Grant	Director Transactions & Asset Management	General Warranties
Jean-Charles Denis	Finance Director — France	General Warranties
Gilles Goic	Regional Human Resource Director	General Warranties
Mark Hanlon	VP Engineering — Europe	General Warranties
Dagmar Woodward	General Manager	General Warranties
Colin Garwood	VP Tax	Tax Warranties
8.6	The Seller undertakes to the Purchaser:
(a)	not to initiate or pursue proceedings of any kind against any Group Member or (except in the case of fraud or criminal offence) any present or former director, officer or partner of any Group Member arising out of a claim under this Agreement in respect of any conduct, default, omission or negligence of any such person or in respect of any warranty, any representation or statement made to the Purchaser (or any member of the Purchaser’s Group) or any Group Member, or in relation to the Disclosure Letter or howsoever otherwise in connection with the transactions contemplated by this Agreement; and

(b)	in the event that the Seller initiates or pursues proceedings of any kind against any present or former employee of any Group Member for fraud or criminal offence or any adviser of a member of the Purchaser’s Group arising out of a claim under this Agreement in respect of any conduct, default, omission or negligence of any such person or in respect of any warranty, any representation or statement made to the Purchaser (or any member of the Purchaser’s Group or any of their respective advisers) or any Group Member, or in relation to the Disclosure Letter or howsoever otherwise in connection with the transactions contemplated by this Agreement, the Seller shall indemnify the Purchaser and the Purchaser’s Group against any Losses incurred by any member of the Purchaser’s Group arising from such proceedings.
8.7	The Seller will not be entitled to raise as a defence to a claim by the Purchaser under this Agreement that it had relied on information provided to it by the Company or a Group Member, or any of their officers, employees or advisors. For the avoidance of doubt this clause will not prevent any information which is Disclosed qualifying the Warranties.

8.8	The Seller agrees to disclose promptly to the Purchaser in writing as soon as practicable upon becoming aware of the same, any matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this Agreement and before Completion which:
(a)	constitutes a breach of any of the Warranties; or

(b)	has, or is likely to have, a material adverse effect on the financial position of the Company or any other Group Member.
9. LIMITATION ON CLAIMS
9.1	The Seller shall have no liability in respect of any breach or non-fulfilment of:
(a)	any of the General Warranties (save for Employment Warranties) unless the Purchaser has served on the Seller a written notice of such Claim on or before the date falling 18 months after the Completion Date; or

(b)	any of the Employment Warranties unless the Purchaser has served on the Seller a written notice of such Claim on or before the date falling 36 months after the Completion Date;
giving such details of such General Claim as the Purchaser then has including the Purchaser’s reasonable estimate at that time of the amount of the liability of the Seller in respect thereof but any failure to satisfy its obligations as to the content of the notice shall not limit its ability to bring a claim nor shall it reduce the Seller’s liability for such claim (if any) in any way whatsoever save to the extent that such failure results in an increase in the Seller’s liability for such claim.

9.2	Any General Claim shall (if it has not previously been satisfied, settled or withdrawn) be deemed to have been withdrawn unless applicable contractual, legal or formal (judiciaires ou extra-judiciaires) proceedings or actions in respect of the matter referred to in any relevant notification given under clause 9.1 have been commenced within six months of notification to the Seller pursuant to clause 9.1.

9.3	The Seller shall have no liability in respect of any General Claim unless:
(a)	subject to the provision below, the aggregate liability of the Seller to the Purchaser in respect of such General Claim exceeds €125,000 (including interest, costs and expenses), it being understood that damages or losses having one and the same source or of the same nature would be considered at their aggregate amount as one General Claim; and

(b)	the aggregate amount of all such General Claims which exceed €125,000 is equal to or greater than €1,750,000, in which event the Seller’s liability should be for the whole of such aggregate amount and not just the excess, provided that once the aggregate amount of all General Claims which exceed €125,000 (including interest, costs and expenses) is equal to or greater than €1,750,000 then the Seller shall be liable for all General Claims, irrespective of the amount, save that where a General Claim is equal to or less than €125,000 (including interest, costs and expenses) (“De Minimus General Claim”), the Seller shall only be liable in relation to such De Minimus General Claim where the aggregate amount of De Minimus General Claims is in excess of €500,000, in which event the Seller’s liability for De Minimus General Claims shall be for the excess over €500,000.

9.4	Without prejudice to any other provisions of this Agreement, the total aggregate liability of the Seller in respect of all General Claims and Indemnity Claims shall:
(a)	in respect of General Claims relating to title to the Shares and Indebtedness, be unlimited;

(b)	in respect of General Claims and Indemnity Claims other than those to which clauses 9.4(a) and 9.4(c) apply, not exceed €100,000,000; and

(c)	in respect of General Claims relating to title to the Property, not exceed the Consideration, save that such amount shall be deemed to be reduced by the amount successfully claimed by the Purchaser from the Seller in respect of the General Claims and Indemnity Claims referred to in clause 9.4(b).
9.5	For the avoidance of doubt, amounts for which the Seller has no liability, or by which the Seller’s liability is reduced due to the provisions of this Agreement, shall not be capable of being aggregated as a claim or part thereof with other claims for the purpose of clause 9.3.

9.6	If the Purchaser becomes aware of any fact, matter or circumstance which gives rise or is reasonably likely to give rise to a General Claim and the Purchaser is aware that it gives rise to a General Claim, the Purchaser shall, within 30 Business Days of becoming so aware give notice to the Seller of that fact, matter or circumstance (including reasonable details thereof, the due date for any payment and so far as practicable the amount in respect of which such Claim may be made), provided that failure to notify or to satisfy its obligations as to the content of the notice shall not limit its ability to bring a claim nor shall it reduce the Seller’s liability for such claim (if any) in any way whatsoever save to the extent that such failure to notify within the 30 Business Day period results in an increase in the Seller’s liability for such claim.

9.7	Subject to the Seller not having rejected any Claim notified by the Purchaser to the Seller in accordance with clause 9.6, the Seller shall be entitled, by a notice in writing addressed to the Purchaser and acting reasonably, to require the Purchaser to take or to procure that any and each Group Member takes all such steps and proceedings as the Seller may consider necessary in order to prevent a claim arising or to obtain any payment or relief in respect of or in connection with any matter giving rise to any General Claim or an Indemnity Claim, subject to the Purchaser and the relevant Group Member being indemnified against Losses incurred by them as a result of so acting and save that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any action to commence proceedings unless the Seller furnishes the Purchaser with the written opinion of a leading counsel, being a Q.C. and a recognised expert in relation to the subject matter of the Claim, to the effect that commencing proceedings in respect of the subject matter of the Claim against the person nominated by the Seller will, on the balance of probabilities, be won, provided however that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any steps or commence any proceedings if, in the opinion of the Purchaser (acting reasonably), to do so might be prejudicial to it, the Purchaser’s Group or the Group. Without limiting clause 9.13, the Seller may thereafter, acting reasonably, require any and each Group Member or the Purchaser to take all such steps or proceedings as it may consider necessary in order to remedy a breach or to mitigate any loss giving rise to any General Claim and the Purchaser undertakes to procure that each Group Member shall so act, subject to the Purchaser and the relevant Group Member being indemnified against Losses incurred by them as a result of so acting and save that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any action to commence proceedings unless the Seller furnishes the Purchaser with the written opinion of a leading counsel, being a Q.C. and a recognised expert in relation to the subject matter of the Claim, to the effect that commencing proceedings in respect of the subject matter of the Claim against the person nominated by the Seller will, on the balance of probabilities, be won, provided however that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any steps or commence any proceedings if, in the opinion of the Purchaser (acting reasonably), to do so might be prejudicial to it, the Purchaser’s Group or the Group. For the purpose of enabling the Seller to exercise its rights under this clause 9.7, the Purchaser shall:
(a)	upon reasonable notice, make or procure to be made available to the Seller, and (if so requested by the Seller) provide copies of, all relevant books of account, records and correspondence of any Group Member in respect of the period up to Completion reasonably requested by the Seller and permit the Seller and its representatives and advisers to ascertain or extract any relevant information reasonably requested therefrom in respect of the period up to Completion, save that the Purchaser shall not be required to provide to the Seller any information which is subject to legal professional privilege; and
(b)	not admit any liability or agree or compromise any claim and shall procure that no Group Member admits any liability or agrees or compromises any claim which may give rise or has given rise to a General Claim without the prior written consent of the Seller not to be unreasonably withheld or delayed (taking into account only the interests of the Purchaser’s Group or the Group).
9.8	The Seller shall not be liable in respect of a General Claim to the extent of:
(a)	any amount which is included as a liability in, or is otherwise allowed, accrued or provided for in the Net Current Assets Amount in respect of such Claim; or

(b)	any amount by which the valuation of any asset has been reduced in the Net Current Assets Amount to take account of such Claim.
9.9	The Seller shall not have any liability in respect of any General Claim to the extent that such Claim is attributable to, or arises, or is increased by:
(a)	anything expressly provided to be done or omitted to be done pursuant to this Agreement or any document referred to herein; or

(b)	any change in law, regulation or rule (or change in the interpretation of law, regulation or rule) or in administrative practice or doctrine of any government, governmental department, agency or regulated body or any judgment delivered or occurring after the date of this Agreement (whether or not retrospective);

(c)	any change after Completion in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets of the Group from those used in preparing the Accounts unless such change aims at complying, in respect of the period preceding this Agreement, with French GAAP; or

(d)	the winding-up of any Group Member or any winding -up or cessation after Completion of any trade or business carried on by any Group Member.
9.10	If any General Claim is made by the Purchaser, then, for the purpose of determining the amount for which the Seller is liable in respect of such Claim, there shall be taken into account and credit given for the amount by which at the date of such Claim any direct corresponding Taxation savings or net quantifiable Taxation benefit is received or realised by the Purchaser, any Group member or any company controlled by the Purchaser by reason of any of the matters giving rise to such Claim, provided that such matters have not been taken into account under paragraph 9 of the Tax Covenant and relate directly to the matters giving rise to such Claim.

9.11	Except as set out in this Agreement:
(a)	the sole remedy of the Purchaser for any breach of Warranties or other provision of this Agreement shall be an action for damages and proceedings for injunctive relief; and

(b)	the Purchaser shall not be entitled to rescind or repudiate this Agreement before, at or after Completion or to recover damages in tort or for misrepresentation (other than fraudulent misrepresentation).
9.12	Where the Purchaser or any Group Member is or may be entitled (whether by reason of insurance payment, discount, relief or otherwise) to recover from some other person any sum in respect of any liability, loss or damage the subject of a General Claim against the Seller or which is reasonably likely to give rise to a General Claim (and whether before or after the Seller has made payment hereunder), the Purchaser shall within 30 Business Days notify the Seller and provide such information as it may reasonably require relating to such entitlement and the steps taken or to be taken by the Purchaser or the Group Member in connection with it and, if so required by the Seller, and, provided first that the Seller shall not have rejected liability in relation to the Claim the Purchaser shall, and shall procure that Group Member shall, take all reasonable steps (whether by way of a claim against its insurers or otherwise) including, but without limitation, such proceedings as the Seller may reasonably require to enforce such recovery and shall keep the Seller informed of the progress of any action taken, subject to the Purchaser and the relevant Group Member being indemnified against Losses incurred by them as a result of so acting and save that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any action to commence proceedings unless the Seller furnishes the Purchaser with the written opinion of a leading counsel, being a Q.C. and a recognised expert in relation to the subject matter of the Claim, to the effect that commencing proceedings in respect of the subject matter of the Claim against the person nominated by the Seller will, on the balance of probabilities, be won, provided however that neither the Purchaser, a member of the Purchaser’s Group nor a Group Member is obliged to take any steps or commence any proceedings if, in the opinion of the Purchaser (acting reasonably), to do so might be prejudicial to it, the Purchaser’s Group or the Group. Thereafter, any claim against the Seller shall be limited (in addition to the limitations on the liability of the Seller referred to in this clause 9.12) to the amount by which the loss or damage suffered by the Purchaser as a result of such breach shall exceed the amount so recovered net of any irrecoverable Tax and costs. If the Seller pays to the Purchaser an amount in full discharge of a General Claim and the Purchaser or any Group Member subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party (including any Tax Authority) a sum which would have reduced the relevant Claim, the Purchaser shall (or, as appropriate, shall procure that such Group Member shall) forthwith repay to the Seller an amount equal to the sum recovered from the third party net of irrecoverable Tax and costs, or, if less, the amount paid by the Seller.
9.13	The Seller shall not be liable to make any payment in respect of any General Claim unless and until the Purchaser or any Group Member (as the case may be) has suffered the damage or loss or has become liable to make payment in respect of any corresponding liability. Unless otherwise stated, all sums for which the Seller has become so liable shall be payable within five Business Days following the receipt of a request for payment by the Purchaser.

9.14	If the Seller pays any sum in respect of any Claim the amount of the Consideration shall be reduced by the amount of any such payment.

9.15	The Seller shall not be liable in respect of any Claim which arises in respect of any breach of Warranty which is capable of remedy except to the extent that the relevant breach remains unremedied and except to the extent of any Loss suffered by the Purchaser or relevant Group Member in respect of matters prior to remediation after the expiry of 30 days following receipt by the Seller of a written notice pursuant to clause 9.1 or 9.6.

9.16	Nothing in this Agreement shall affect the application of the common law rules on mitigation in respect of any Claim.

9.17	If the Purchaser makes any Claim or gives notice of any Claim to the Seller the Purchaser shall, and shall procure that any Group Member shall, subject to providing a confidentiality undertaking reasonably acceptable to the Purchaser and providing the Seller shall not have rejected liability in relation to the Claim solely for the purpose of enabling the Seller to assess the Claim or potential Claim:
(a)	make available to the Seller and its representatives or advisers such reasonable access to the personnel of any relevant Group Member and to any relevant records and information relating to the period prior to Completion as the Seller may reasonably request in connection with such Claim or potential Claim, save that the Purchaser shall not be required to provide to the Seller any information which is subject to legal professional privilege; and

(b)	use reasonable endeavours to procure (but without being required to provide any undertakings or indemnities) that the auditors (past and present) of any relevant Group Member make available their audit working papers in respect of audits of the relevant Group Member’s accounts for any relevant accounting period in connection with such Claim or potential Claim.

9.18	The Purchaser undertakes to the Seller that it will effect and maintain insurance for the Property and the Business in accordance with normal commercial practice.

9.19	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same Loss.

9.20	No liability shall attach to the Seller in respect of any Claim to the extent that the Claim is based upon a liability which is contingent only or is otherwise not capable of being quantified unless and until such liability ceases to be contingent and becomes an actual liability or becomes capable of being quantified, as the case may be, provided that this paragraph shall not operate to avoid a Claim made in respect of a contingent or unquantifiable liability within the applicable time limits specified in clause 9.1 or 9.2 if the notice of such claim has been served before the expiry of the relevant period (even if such liability does not become an actual or quantifiable liability, as the case may be, until after the expiry of such period).

9.21	Subject to the terms of any applicable insurance policy which may prohibit the waiver of rights to which the insurers may otherwise be subrogated, if, in respect of any matter which would otherwise give rise to a breach of this Agreement, one of the Group Members or the Purchaser is entitled to claim under any policy of insurance, the amount of insurance monies received by the Purchaser or that Group Member pursuant to any such insurance claim shall reduce pro tanto or extinguish the Claim for breach of this Agreement.

9.22	None of the limitations on the liability of the Seller set out in this clause 9 (whether as to the quantum of the claim, the time limit for notification of the claim, the procedures or requirements for making a claim or otherwise) shall apply to any Claim to the extent that the liability of the Seller in respect of that Claim arises from fraud, wilful misconduct or criminal offence on the part of the Seller.

9.23	The Seller shall have no liability for a breach of either of the warranties appearing at paragraphs O.1 (g) and O.1 (h) of Schedule 3 except to the extent that the breach of those warranties or either of them has resulted in a successful claim for Transfer Tax by the relevant Tax Authority (after all available appeals have been exhausted) on the basis that the Company is at Completion or has during the twelve months preceding Completion been a Real Estate Company.

9.24	Save as set out in clauses 9.11, 9.14, 9.15, 9.16, 9.17, 9.19, 9.20, 9.21, 9.22 and 9.23, the provisions of this clause 9 do not apply to claims under the Tax Covenant or the Tax Warranties.

10.	Indemnities
10.1	The Seller shall indemnify and keep indemnified the Purchaser and each Group Member on demand from and against any Losses which they may incur in connection with:
(a)	any claim by any person in relation to any change, attempt to change or failure to change such person’s terms of employment to the effect that such person’s employment activities relate solely to the business of the Hotel or solely to the Inter-Continental Le Grand Hôtel or any other business of the Seller’s Group excluding any change to such terms proposed by the Purchaser;

(b)	any claim by a Retained Employee (excluding Pierre-Olivier Lauriol);

(c)	the Pre-sale Reorganisation to the extent that the Losses do not relate to Tax;

(d)	the litigation involving the Company and four other members of the Seller’s Group (including Société Nouvelle du Grand Hôtel SA SNGH) in which judgment was rendered on 29 April 2004 by the Tribunal de Grande Instance de Paris;

(e)	the litigation involving the Company concerning Société Immobilière de l’Industrie Hôtelière de Paris (SIIHP) in which judgment was delivered by the Court of Appeal of Paris on 26 June 2001;

(f)	any Indebtedness of any Group Member at Completion which is not provided for in the Net Current Assets Statement;

(g)	a claim by any person, other than an employee first engaged after Completion, to be entitled to a lump sum payment upon retirement under the “Hotel (chains)” collective bargaining agreement in addition to such person’s entitlement under the agreement concluded on 15 June 1994 between the trade union delegates and the Group;

(h)	any claim by any person who claims to have contracted legionella at the Property in the period prior to Completion;

(i)	any underfunding of the Pension Plan;

(j)	the failure of the retail unit at the Hotel currently rented to Stern to meet the fire protection requirements of the applicable regulatory authority;

(k)	any requirement by a regulatory authority or insurance provider that the entry doors to the rooms of the Hotel be fire rated and/or fully self-closing (€575,790);

(l)	any requirement by a regulatory authority or insurance provider that, on the basis of a maximum occupancy level of 2,500, additional escape stairs and additional fire exits be installed at the Hotel (€175,000);

(m)	any amount required to be paid by any Group Member as a result of the ongoing audit by, or the failure to disclose something in connection with the ongoing audit by, the French Social Security Authority (URSSAF) to the extent not recovered under the Tax Covenant;

(n)	the litigation relating to the claim filed by JJJ Marignan to re-characterize the 4-year renewable “business sub-lease” agreement (contrat de sous-location gérance) entered into by SNC de l’Hôtel Inter-Continental Paris and JJJ Marignan for the operation of the spa centre at the hotel into a commercial lease and the claim for early termination of the business sub -lease by SNC de l’Hôtel InterContinental Paris on the grounds of breach by JJJ Marignan and any Loss suffered by a Group Member arising from a claim by any member of staff of JJJ Marignan to be reintegrated with the staff at the Hotel,;

(o)	the pending (as at the date of this Agreement) employment -related dispute relating to the following persons:
(i)	Ms. Suzanne Gryner;

(ii)	Ms. Gisèle Clauzet;

(iii)	Mr. José Noll;

(iv)	Mr. François Thaveau;

(v)	Mr. Jean-Pierre Garat;

(vi)	Mr. Adel Bouthegmes;

(vii)	Ms. Beatrice Ceppini;

(viii)	Mr. Bratislav Milutinovic; and

(ix)	Ms. Lolita Lepine.
(p)	any claim for underpaid or unpaid overtime, non compliance with working time legislation, concealment of labour (travail dissimulé), illegal lending of labour (prêt de main d’oeuvre illicit / délit de marchandage), discrimination of staff or that a Group Member is considered a joint employer of any employees of the Seller’s Group; and

(q)	any claim by the General Manager, any member of the Hotel’s management committee or any member of the Hotel’s sales department to be entitled to receive a payment under their short term incentive plan, notwithstanding that they have failed to achieve the required objectives on the basis that the incentive schemes are drafted in English and therefore the objectives are not binding on them; and

(r)	any claim by Pierre-Olivier Lauriol against a Group Member relating to the period prior to Completion.
10.2	The Purchaser acknowledges that the common law rules on mitigation shall apply to any Losses to which an indemnity in this clause 10 relates.

10.3	The maximum amount recoverable under each of the indemnities in clause 10.1(k) and (l ) is the amount set out in brackets in each such clause.

10.4	The Purchaser acknowledges that the Seller shall have no liability in relation to an Indemnity Claim pursuant to clause 10.1(k) or clause 10.1(l) in the event that the Indemnity Claim arises as a result of:
(a)	in relation to clause 10.1(k) only, any visit by fire, health or safety authorities at the specific request of the Purchaser or any Group Member for the purpose of considering the entry doors or the Hotel generally, where such authority subsequently serves notice on the Purchaser that it is in breach of the requirement that the entry doors to the rooms of the Hotel be fire rated and/or fully self-closing;

(b)	in relation to clause 10.1(l) only, the Purchaser filing an application to increase the capacity of the Property, where such application results in the relevant authority serving notice on the Purchaser that it is in breach of the maximum occupancy level of 2,500, and as a result, additional escape stairs and additional fire exits must be installed at the Hotel; or

(c)	in relation to clause 10.1(l) only, any breach of the maximum occupancy level of 2,500, which breach results in the relevant authority serving notice on the Purchaser that it is in breach of the maximum occupancy level of 2,500, and as a result, additional escape stairs and additional fire exits must be installed at the Hotel.
10.5	The Seller shall have no liability in relation to an Indemnity Claim:
(a)	unless the Purchaser has served on the Seller a written notice on or before the date listed in the table below (save as provided in clause 10.4) giving such details of the Indemnity Claim as the Purchaser then has including the Purchaser’s reasonable estimate at that time of the amount of the liability of the Seller in respect thereof, but any failure to satisfy its obligations as to the content of the notice shall not limit its ability to bring a claim nor shall it reduce the Seller’s liability for such claim (if any) in any way whatsoever save to the extent that such failure results in an increase in the Seller’s liability for such claim:

Indemnity	Relevant Date
10.1(a)	7 years after the Completion Date
10.1(b)	3 years after the Completion Date
10.1(c)	3 years after the Completion Date
10.1(d)	3 years after the Completion Date
10.1(e)	3 years after the Completion Date
10.1(f)	18 months after the Completion Date
10.1(g)	7 years after the Completion Date
10.1(h)	12 months after the Completion Date
10.1(i)	25 years after the Completion Date
10.1(j)	3 years after the Completion Date
10.1(k)	5 years after the Completion Date
10.1(l)	5 years after the Completion Date
10.1(m)	3 years after the Completion Date
10.1(n)	3 years after the Completion Date
10.1(o)	(i) — 5 years after 31 March 2006;
(ii) — 5 years after 30 April 2005;
(iii) — 8 years after 30 November 2005;
(iv) — 8 years after 30 September 2005
(v) — 8 years after 31 October 2005;
(vi) — 8 years after 30 September 2005;
(vii) — 13 years after 30 September 2005;
(viii) — 8 years after 31 October 2005;
and
(ix) — 8 years after 30 November 2005.
10.1(p)	3 years after the Completion Date
10.1(q)	7 years after the Completion Date
10.1(r)	3 years after the Completion Date
          ; and
(b)	to the extent of:
(i)	any amount which is included as a liability in, or is otherwise allowed, accrued or provided for in the Net Current Assets Amount in respect of such Indemnity Claim; or

(ii)	any amount by which the valuation of any asset has been reduced in the Net Current Assets Amount to take account of such Indemnity Claim.
10.6	For the purpose of determining the amount for which the Seller is liable in respect of any Indemnity Claim, the provisions of clause 9.10 shall apply.

10.7	None of the limitations on the liability of the Seller set out in clauses 9 and 10 (whether as to the quantum of the claim, the time limit for notification of the claim, the procedures or requirements for making a claim or otherwise) shall apply to any Indemnity Claim to the extent that the liability of the Seller in respect of that Indemnity Claim arises from fraud, wilful misconduct or criminal offence on the part of the Seller.
11. Insurance
11.1	The risk of loss or damage to the assets of the Company or any member of the Group remains with the Group Member or the Seller (as appropriate) prior to Completion.

11.2	The Seller shall ensure, or shall procure, that any event or circumstance which gives rise to an insurance claim under any policy of insurance providing cover for the Company or any member of the Group or any of their assets and which occurs at any time prior to Completion is the subject of a claim prior to Completion, or is permitted to be the subject of a claim after Completion, and is otherwise dealt with in a timely manner and the Seller shall account to the Company or other relevant member of the Group, as the case may be in full for the proceeds of any claim which should properly be received by the Company or other relevant member of the Group, as the case may be as soon as reasonably practicable after receipt less any costs of recovery.

11.3	The Seller undertakes to the Purchaser to keep the Company or other relevant member of the Group, as the case may be indemnified and held harmless from and against any part of any such claim as is referred to in clause 11.2 which is not paid by the insurer to the extent that the insurer would have been liable to pay such claim had it not been entitled to avoid the claim as a result of an act or omission by or on behalf of the Company or any member of the Group or any other member of the Seller’s Group prior to Completion.
12. Purchaser Warranties
12.1	The Purchaser hereby warrants to the Seller:
(a)	as at the date of this Agreement in the terms of the Purchaser Warranties; and

(b)	as at the Completion Date by reference to the facts and circumstances existing at the relevant time in the terms of paragraphs 1 and 2 of the Purchaser Warranties.

12.2	Each of the Purchaser Warranties shall be separate and independent and shall continue in full force and effect notwithstanding Completion.

12.3	The Purchaser acknowledges that the Seller has entered into this Agreement on the basis of the Purchaser Warranties and in reliance on them, and liability under the Purchaser Warranties or otherwise under this Agreement shall not in any way be modified or discharged by Completion.
13. Seller’s Intellectual Property
13.1	Subject to clause 13.2, the Purchaser hereby covenants with the Seller (and also separately covenants with each and every member of the Seller’s Group for the time being and from time to time) that (save with the prior written consent of the Seller and to the extent permitted by the Seller who shall in its absolute discretion determine whether or not consent may be given) the Purchaser will not by itself or with any other person and shall procure that no other person shall, following the expiration of the period of 90 days from the Completion Date in the cases of clauses 13(a), 13(b), 13(d) and 13(e) below and, from the Completion Date in the case of clauses 13(c) below:
(a)	save to the extent embedded within the fabric of the Property such that it is not feasible to cover or remove such Protected Name, use or permit the use of any of the Protected Names or any abbreviation thereof or any word colourably resembling or likely to be confused or associated with any of the same (including without limitation permitting the same to appear on any signage, invoice, label, correspondence, bill or advertisement or on any other document or paper or on any glassware, crockery or cutlery or any similar item);

(b)	save to the extent embedded within the fabric of the Property such that it is not feasible to cover or remove such Protected Name, use or permit the use of any of the Protected Badges or any logo colourably resembling the same or likely to be confused or associated with the same (including without limitation permitting the same to appear or any signage, invoice, label, correspondence, bill or advertisement or any other document or paper or on any glassware, crockery or cutlery or any similar item);

(c)	pass off or attempt to pass off any goods or business not being the goods or business of the Seller or any other member of the Seller’s Group as or for the goods or business of or connected with the Seller or any other member of the Seller’s Group;

(d)	erect, display or use any sign which it is reasonable to anticipate is likely to be taken as associated with or confused with the Seller or any other member of the Seller’s Group or any business carried on by any of them; or

(e)	knowingly cause, enable or assist any of the aforementioned acts, and the aforesaid covenants shall apply to the Purchaser acting for itself or through its servants, agents or otherwise or through any person, firm or company in which at any time and in any way howsoever it may interested whether such person, firm or company is acting itself or through its servants, agents or otherwise and provided further that all references in such covenants to the Seller and any other member of the Seller’s Group and to the Purchaser shall, to the fullest extent permitted by law, include their respective successors in title.
13.2	The Purchaser hereby undertakes to the Seller within 30 Business Days following the Completion Date:
(a)	to cause all advertisements, brochures, advertising material, business stationery and websites issued or caused to be issued by or in relation to the Company, the Subsidiaries, the Hotel, or the Property after the Completion Date to be worded so as to eliminate any reference to the Protected Names or any name or word confusingly similar thereto; and

(b)	to change, remove or cover up all internal and external facia and signage on or over the Property which includes reference to the Protected Names, other than any Protected Names that are embedded within the fabric of the Property which are addressed in clauses 13.1(a) and (b).
13.3	The Purchaser further undertakes that it shall not, and that with effect from Completion any Group Member shall not, hold itself out in such a way that a person might believe that there is an association or connection between the Purchaser or any Group Member and the Seller’s Group.
14.	Non-Solicitation
14.1	The Seller hereby undertakes to the Purchaser for itself and each Group Member:
(a)	for a period of 18 months after Completion it will not, and will procure that the Seller’s Group will not, either alone or jointly with others, whether as principal or agent or in any other capacity, directly or indirectly solicit or entice away or knowingly encourage any of the Group Member’s senior management team earning in excess of €60,000 per annum to leave the employment of the Company and or any Group Member save that this clause 14.1(a) shall not apply to the soliciting, enticing or encouraging of any person who responds to a general advertisement placed by or on behalf of the Sellers Group;

(b)	on and from the date of this Agreement and for a period of 24 months following the Completion Date, no member of the Seller’s Group will, either on its own account or in conjunction with or on behalf of any other person solicit, approach or induce any person who, at the date of this Agreement, has a reservation at the Hotel (whether for accommodation or a conference or otherwise) to cancel such reservation and/or make an alternative reservation at other properties of any member of the Seller’s Group;
(c)	it will not at any time hereafter make use of or disclose or divulge to any person (other than to officers or employees of any Group Member whose province it is to know the same) any Confidential Information (other than any information properly available to the public (otherwise than, directly or indirectly, as a result of a breach of this clause 14.1(c)) or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to a Group Member.
14.2	The Purchaser hereby undertakes to the Seller that for a period of 18 months after Completion it will not, and will procure that any Group Member and any other member of the Purchaser’s Group will not, either alone or jointly with others, whether as principal or agent or in any other capacity, directly or indirectly solicit or entice away or knowingly encourage any member of the senior management team employed at the InterContinental Le Grand Hôtel Paris earning in excess of €60,000 per annum to leave the employment of such hotel save that this clause 14.2 shall not apply to the soliciting, enticing or encouraging of any person who responds to a general advertisement placed by or on behalf of the Purchaser’s Group or a Group Member.

14.3	Each of the restrictions contained in clauses 14.1(a) to 14.1(c) is separate and severable and in the event of any such restriction being determined to be unenforceable in whole or in part for any reason, that unenforceability shall not affect the enforceability of the remaining restrictions or (in the case of restrictions unenforceable in part) the remainder of that restriction.

14.4	While the restrictions contained in this clause 14 are considered by the parties to be reasonable in all the circumstances, it is recognised that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions are judged by an independent third party to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchaser but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

14.5	The Seller shall procure that each member of the Seller’s Group shall be bound by and observe the provisions of this clause 14 as if they were parties covenanting with the Purchaser in the same terms.

15.	Purchaser‘s Rights to Terminate
15.1	Subject to clause 15.2, the Purchaser may by written notice given to the Seller at Completion or any time prior to Completion terminate this Agreement if:
(a)	the Hotel is destroyed or damaged such that the Hotel is not able to be operated, or there is a complete closure of the Hotel due to a fact, matter, circumstances or event affecting only the Hotel and not affecting similar businesses in Paris in a similar way; or

(b)	any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser at Completion or any time prior to Completion which has a Material Effect and which:

(i)	constitutes a breach by the Seller or a member of the Seller’s Group of clause 2, clause 4.1(a), 4.1(f), 4.1(g) or 4.1(i), or clause 4.2(a), 4.2(b), 4.2(c), 4.2(d), 4.2(g), 4.2(h), 4.2(i), 4.2(j), 4.2(k), 4.2(l), 4.2(m), 4.2(o), 4.2(p), 4.2(q), 4.2(s), 4.2(y) or 4.2(aa) (to the extent that it applies to any of the foregoing provisions of clause 4.2) of this Agreement; or

(ii)	would constitute a breach of any of the following Warranties: B.1(f) (to the extent that there is an operating agreement relating to the Hotel), C.1, C.3, C.6 (to the extent that a third party has rights to share in past, present or future income or profits, reserves or liquidation surpluses of the Company), C.7, C.8, D.1, D.3, D.9, D.10, E.2, E.3, E.4, G.2, G.3, G.14(a), G.16(a) (excluding last sentence), S, T and U (to the extent that the description of the Shares in Schedule 1 Part A is incorrect or the description of the Property in Schedule 2 Part A is incorrect), in which case:
(1)	the Purchaser shall issue a written notice to the Seller (which notice shall only be issued on one occasion) stating that Completion shall be deferred by a period of not less than 30 days to such other date as the Purchaser may specify in such notice (“Deferred Date”) and that the Seller shall have a period expiring on the Deferred Date within which to remedy such breach(es) of Warranty or provide a substitute contracting party reasonably acceptable to the Purchaser (as appropriate); and
(2)	in the event that the Seller is unable to remedy such breach(es) of Warranty or provide a substitute contracting party reasonably acceptable to the Purchaser (as appropriate) by the Deferred Date, the Purchaser shall be entitled to terminate the Agreement;

(each of the events referred to in clauses 15.1(a), 15.1(b)(i) and 15.1(b)(ii) being a “Termination Event”).
15.2	If the Seller becomes aware of a Termination Event, it shall as soon as reasonably practicable and in any event prior to the Completion Date give written notice to the Purchaser giving such details concerning such fact, matter, circumstance, event or breach as it has available to it.
15.3	If, notwithstanding the occurrence of any fact, matter or event which would otherwise give rise to a right to terminate this Agreement under this clause 15, the Purchaser proceeds to Completion, the fact that the Purchaser has proceeded to Completion shall not constitute a waiver of any right or entitlement of the Purchaser to make any claim under this Agreement.
16.	Announcements and Confidential Information
16.1	No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after Completion by or on behalf of any of the parties without the prior written approval of the Seller and the Purchaser provided that nothing shall restrict the making by any party (even in the absence of agreement by the other parties) of any statement or disclosure:
(a)	which may be required by law or called for by the requirements of any Stock Exchange or regulatory authority;

(b)	of information on a need-to-know basis by a party to a member of the same group of companies as that party or such party’s or member’s directors, officers, employees, partners or professionals or other advisers;

(c)	of information to any Tax Authority for registration of this Agreement or to the extent reasonably required for the purposes of the tax affairs of the party concerned or of any member of the same group of companies as that party, in the case of the Seller, of any person who directly or indirectly has an interest in the Seller;

(d)	information that is or comes within the public domain through no fault of that party; or

(e)	any announcement or disclosure made or issued by or on behalf of any of the parties with the prior written approval of the Purchaser and the Seller as applicable (such approval not to be unreasonably withheld or delayed).

16.2	Nothing in this Agreement will prohibit the Purchaser from making or sending after Completion any announcement to a customer, client or supplier of any Group Member informing it that the Purchaser has purchased the Shares.

16.3	Each of the Seller and the Purchaser undertakes to the other that it shall treat as strictly confidential all Confidential Information about the other received or obtained by it or its employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement and the business or affairs of the other Party and subject to the provisions of clause 16.4 or as otherwise permitted under this Agreement that it will not at any time hereafter make use of or disclose or divulge to any person any such information.

16.4	The restrictions contained in clause 16.3 shall not apply so as to prevent a party from making any disclosure, announcement or communication which is permitted by clause 16.1, or from making any disclosure to (i) any professional adviser for the purposes of obtaining advice (provided always that the provisions of this clause 16 shall apply to and the relevant party shall use reasonable endeavours to procure that they apply to, and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him) or (ii) any party to whom a party assigns or intends to assign its rights under this Agreement pursuant to clause 25.

17.	Effect of Termination
If the Purchaser terminates this Agreement pursuant to clause 5.8(c) or clause 15.1 then:
(a)	this Agreement shall terminate and have no further effect (subject only to clause 16 (Announcements and Confidential Information), 19 (Costs) and 33 (Governing Law and Jurisdiction) which shall continue in force); and

(b)	the parties shall be released from all liabilities and obligations hereunder.
18.	Interest and Payments
18.1	If any amount required to be paid under this Agreement is not paid when it is due, such amount shall bear interest at the rate of 2% per annum over the base lending rate of EONIA from time to time, calculated on a daily basis for the period from and including the relevant due date for payment to (but excluding) the date of actual payment, as well after as before any judgement.
18.2	Unless expressly provided otherwise, where any payment is required under the terms of this Agreement to be made by the Purchaser to the Seller, such payment shall be made by telegraphic transfer into the account notified by the Seller to the Purchaser not less than two Business Days prior to the date that such payment is due, and payment of the relevant amount so made shall constitute a good and absolute discharge for the Purchaser of the relevant obligation, and the Purchaser shall not be concerned to see to the application of such funds thereafter.
18.3	Unless expressly provided otherwise, where any payment is required under the terms of this Agreement to be made by the Seller to the Purchaser, such payment shall be made to the bank account of the Purchaser, as notified to the Seller seven Business Days prior to the date the payment is to be made, and payment of the relevant amount so made shall constitute a good and absolute discharge for the Seller of the relevant obligation, and the Seller shall not be concerned to see to the application of such funds thereafter.
18.4	Subject to clause 18.7, all sums payable by any party under this Agreement shall be paid free of and without any rights of counterclaim or set off, and without deduction or withholding on any ground whatsoever, save only as may be required by law. Subject to clause 18.7, if any such deduction or withholding is required by law, the payer shall (i) provide such evidence of the relevant withholding as the payee may reasonably require and (ii) be obliged to pay to the payee such amount as will ensure that, after any such deduction or withholding has been made, the payee shall have received a sum equal to the amount that the payee would otherwise have received in the absence of any such deduction or withholding.
18.5	To the extent that any deduction or withholding in respect of which an additional amount has been paid under clause 18.4 results in the payee obtaining a Relief, the payee shall pay to the payer, within ten Business Days of the use or set off of the Relief, an amount equal to the lesser of the Tax saved as a result of such use or set off and the additional sum paid under clause 18.4 provided that the payee shall not be obliged to pay to the payer an amount in excess of the amount which will leave it (after that payment) in the same after Tax position as it would have been in had there been no payment under this Agreement in respect of which such deduction or withholding arose.
18.6	If any competent authority for Tax purposes charges to Tax any sum paid pursuant to a claim (the “original payment”) to the payee under this Agreement the payer shall be obliged to pay to the payee such additional amount (the “additional payment”) as will ensure that, after the payment of the Tax so charged on the original payment and any Tax chargeable on the additional payment, there shall remain a net sum equal to the amount of the original payment, such additional payment to be paid three Business Days after the payee has served notice that Tax on the original payment has become due and payable, or would have become due and payable but for the availability of, in the case of a payment by the Seller, a Purchaser’s Relief or, in the case of a payment by the Purchaser, any Relief.

18.7	No payer for the purposes of clauses 18.4, 18.5 or 18.6 shall be liable to make any payment under these clauses to the extent that the payment exceeds that which would have been payable if the payee were the original Seller or Purchaser (as applicable) as at Completion.
18.8	Clauses 18.4 to 18.6 above shall not apply to any payments made by the Purchaser to the Seller pursuant to paragraph 8.2 of the Tax Covenant.
19.	Costs
19.1	Except as otherwise provided in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, and implementation of this Agreement (and the documents referred to herein), including the fees and disbursements of their respective legal, accountancy and other advisers.
19.2	All Transfer Tax shall be borne by the Purchaser.
19.3	The Purchaser shall, promptly after Completion, apply for registration of the Shares and pay all Transfer Tax. For this purpose, the Seller and the Purchaser will execute on Completion a short agreement in agreed form and in French for French registration purposes. This agreement will describe the purpose of the transaction, the Consideration and the amount of Transfer Tax to be paid.
20.	Notices
20.1	Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party or posted by registered post addressed to that party at such address or by fax to that party’s authorised fax number and shall if:
(a)	personally delivered, be deemed to have been received at the time of delivery; or

(b)	posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting; or

(c)	faxed, be deemed to have been delivered, at the time of transmission;

provided that where, in the case of delivery by hand or by fax delivery or transmission occurs after 6 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9 am on the next following Business Day.
20.2	For the purposes of this clause 20 the authorised address and fax number of the parties are as follows:

(a)	Seller:

	Name:	BHR Holdings BV c/o Nauta Dutilh

	Address:	Strawinskylaan 1999
1077 XV Amsterdam
PO Box 7113
1007 JC Amsterdam
The Netherlands

	Fax:	31 20 71 71 111

	For the attention of:	Wijnand Bossenbroek

With a copy to the Guarantor as detailed below.

(b)	Purchaser:

	Name:	DABICAM SAS

	Address:	95 rue de la Boetie
75008 Paris

	Fax:	+44 20 7495 4041

	For the attention of:	The President

With a copy to:

	Name:	GIC Real Estate Pte Limited
C/o Government of Singapore Investment Corporation
(London Office Pte Ltd)

	Address:	3rd Floor, 105 Wigmore Street
London W1U 1QY

	Fax:	+44 20 7495 4041

	For the attention of:	Andy Fish

(c)	Guarantor:

	Name:	Six Continents Limited

	Address:	67 Alma Road
Windsor

Berkshire SL4 3HD
United Kingdom

Fax:	+44 207 355 31 33

For the attention of:	Head of Legal Services
21.	Severability
If any provision of this Agreement (or of any document referred to herein) is held to be illegal, invalid or unenforceable in whole or in part in any relevant jurisdiction the legality, validity and enforceability of the remaining provisions of this Agreement (or such document) shall not in any way be affected or impaired thereby.
22.	Entire Agreement
22.1	This Agreement and any documents executed in accordance with this Agreement and documents in the agreed form contain the entire agreement and understanding of the parties and supersede all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).
22.2	Each of the parties acknowledges and agrees that:
(a)	it does not enter into this Agreement or the documents referred to herein on the basis of and does not rely, and has not relied, upon any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this agreement or not) except those expressly set out or referred to in this Agreement and the documents referred to herein (as being in the agreed form) and, subject to clause 22.2(b), will make no claim in respect of any such representation, warranty or undertaking made or supplied by or on behalf of the Seller or any other person whatsoever; and
(b)	clause 22.2(a) shall not apply to any statement, representation, warranty or undertaking made fraudulently or as a result of wilful misconduct or to any provision of this Agreement which was induced by, or otherwise entered into as a result of fraud or wilful misconduct for which the remedies shall be all those available under the law governing this Agreement.
23.	Variation
No variation, amendment, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.

24.	Remedies and Waivers
24.1	No delay or omission on the part of any party to this Agreement in exercising any right, power or remedy provided under this Agreement or any other documents referred to in it shall impair such right, power or remedy or operate as a waiver thereof.

24.2	The single or partial exercise of any right, power or remedy provided under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

25.	Successors and Assignment

25.1	This Agreement shall be binding upon and continue for the benefit of each party’s personal representatives and successors in title and save as provided in clause 25.2 or with the prior written consent of the other party (being either the Purchaser or the Seller) shall not be assignable by the Seller or the Purchaser and the Seller shall not be required to transfer the Shares to any person other than the Purchaser for the Consideration.

25.2	Either the Seller or the Purchaser may assign all or any of its rights under this Agreement (including, without limitation, in respect of the Warranties) and (notwithstanding any other provisions contained in this Agreement) such rights may be assigned or transferred by that party to, or made the subject of a trust created in favour of:
(a)	any other member of the Seller’s Group or Purchaser’s Group, as appropriate (or by any such member to or in favour of any other member of the Seller’s Group or Purchaser’s Group, as appropriate) provided that if such assignee company leaves the Seller’s Group or Purchaser’s Group, as appropriate, such rights are assigned or transferred to or made the subject of a trust in favour of another member of the Seller’s Group or Purchaser’s Group, as appropriate; and/or

(b)	by the Seller, to any person by way of security for borrowings of the Seller’s Group; and/or

(c)	by the Purchaser, to the first lead funder providing funding to the Purchaser’s Group for the purposes of the transaction contemplated by this Agreement by way of security for borrowings of the Purchaser’s Group.
25.3	In the case of any assignment of rights under this clause 25 in each such case:
(a)	the assignor shall remain liable for its obligations under this Agreement; and

(b)	the liability of the parties under this Agreement shall be no greater than such liabilities would have been had any such assignment not occurred.

26.	Guarantee

26.1	In consideration of the Purchaser entering into this Agreement with the Seller at the request of the Guarantor, the Guarantor irrevocably and unconditionally:
(a)	guarantees to the Purchaser the full, prompt and complete performance by the Seller of all its obligations under this Agreement and the due and punctual payment on demand of all sums now or subsequently due and payable by the Seller to the Purchaser under or pursuant to this Agreement so that the same benefits are conferred on the Purchaser as it would have received if such obligation had been performed and satisfied by the Seller; and
(b)	agrees as primary obligor to indemnify the Purchaser on demand from and against any Losses incurred by the Purchaser as a result of the Seller’s failure to perform any of its obligations under this Agreement or any of the obligations of the Seller under or pursuant to this Agreement being or becoming void, voidable, unenforceable or ineffective as against the Seller for any reason whatsoever, whether or not known to the Purchaser, the amount of such Loss being the amount which the Purchaser would otherwise have been entitled to recover from the Seller.
26.2	The guarantee contained in this clause is a continuing guarantee and shall remain in force until all the obligations of the Seller under this Agreement have been fully performed and all sums payable by the Seller have been fully paid. It is independent of every other security which the Purchaser may at any time hold for the obligations of the Seller under this Agreement.
26.3	If any payment by the Seller or any discharge given by the Purchaser (whether in respect of the obligations of the Seller or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:
(a)	the liability of the Guarantor shall continue as if the avoidance or reduction had not occurred;
(b)	the Purchaser shall be entitled to recover the value or amount of that security or payment from the Guarantor, as if the payment or discharge had not occurred to the extent that it has been avoided or reduced.
26.4	The obligations of the Guarantor shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate the Guarantor from its obligations or affect such obligations, including without limitation and whether or not known to the Guarantor:

(a)	any variation or amendment or restatement or replacement of this Agreement or any time, indulgence, waiver or consent at any time given to the Seller or any other person;

(b)	any compromise or release of, or abstention from obtaining, perfecting or enforcing any security or other right or remedy whatsoever from or against, the Seller or any other person;

(c)	any legal limitation, disability, incapacity or other circumstance relating to the Seller or any other person;

(d)	any irregularity, unenforceability or invalidity of any obligations of the Seller under this Agreement; or

(e)	the dissolution, amalgamation, reconstruction or insolvency of the Seller.
26.5	The obligations of the Guarantor under this clause 26 will remain binding upon it notwithstanding any change in the constitution of any of the Seller, the Purchaser or the Guarantor or their absorption in, amalgamation with or merger into, or the acquisition of all or part of its or their undertaking by any other person.
26.6	This guarantee may be enforced by the Purchaser without the Purchaser first taking any steps or proceedings against the Seller. This waiver applies irrespective of any law or any provision of the Agreement to the contrary.
26.7	The Guarantor agrees that until the obligations of the Seller under this Agreement have been fully and completely performed and all sums payable by the Seller to the Purchaser under or pursuant to this Agreement have been paid, it shall not exercise any rights which it might have by reason of the performance of its obligations under this guarantee:
(a)	to be indemnified by the Seller; and/or

(b)	to claim any contribution from any other guarantor of the Seller’s obligations under this Agreement; and/or

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Purchaser under this Agreement or any other security taken by the Purchaser pursuant to, or in connection with, this Agreement.
26.8	The Guarantor shall be entitled to transfer its obligations under this clause 26 to another Group Undertaking with the prior written consent of the Purchaser, which consent may be withheld in the Purchaser’s absolute discretion.

27.	Counterparts
This Agreement may be executed in the form of one or more counterparts in like form each of which shall be deemed to be an original when taken together and shall constitute one and the same document.
28.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction that shall not affect or impair:
(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.
29.	Further Assurance
The Seller agrees (at its own cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after Completion, for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under or pursuant to this Agreement including, without limitation, the legal and beneficial ownership of the Shares.
30.	Rights of Third Parties
30.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of it except that each of clauses 8.6, 9.7, 9.13, 10, 11 and 14.1 confers a benefit on each Group Member or any present and former director, officer, employee and partner of any Group Member, as appropriate, and each of clauses 8.6, 9.7 and 9.13 confers a benefit on each member of the Purchaser’s Group, and such clauses are intended to be enforceable by them.
30.2	Without prejudice to clause 21, the parties to this Agreement may, together, amend the terms of this Agreement without the consent of any other person.
31.	Purchaser‘s Rights and Remedies
The rights and remedies of the Purchaser under this Agreement shall not be affected, and the Seller’s liabilities under this Agreement shall not be released, discharged or impaired, by:

(a)	Completion;

(b)	any investigation made or to be made by or on behalf of the Purchaser into the affairs of the Group save in relation to the Warranties as to matters Disclosed;

(c)	the failure to terminate this Agreement where it has the right to do so;

(d)	any event or matter whatsoever which otherwise might have affected such rights and remedies other than a specific written waiver or release by the Purchaser; or

(e)	any information relating to any Group Member of which the Purchaser has knowledge (actual, imputed or constructive) (other than, in respect only of the Warranties, by reason of it being Disclosed) and no such information shall prejudice any claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this Agreement.
32.	Rate of Exchange
For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used in converting amounts specified in one currency into another currency shall be the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) for the nearest Business Day for which that rate is so quoted on or prior to the date of the conversion.
33.	Governing Law and Jurisdiction

33.1	This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) shall be governed by, construed and take effect in accordance with English law.

33.2	The courts of England shall have non-exclusive jurisdiction to settle any claim, dispute or matter or difference which may arise out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Agreement.

33.3	Each of the parties hereto agrees that in the event of any action between any of the parties hereto being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced, (where consistent with the applicable court rules) may be served on them in accordance with clause 20.
As Witness the hands of the parties or their duly authorised representatives the day and year first above written.

Executed by the parties:

Signed by	/s/ Corinne Knopp

For and on behalf of

BHR Holdings BV

Signed by	/s/ Chris Morrish

For and on behalf of

DABICAM SAS

Signed by	/s/ Marten Foxon

Marten Foxon

For and on behalf of

Six Continents Limited

Schedule 1
Part A
The Company
HÔtel Inter-Continental Paris SAS

1.	Date of incorporation:	22 June 1955

2.	Place of incorporation:	Paris, France

3.	Registered number:	652 029 125 RCS Paris

4.	Registered office:	3 rue de Castiglione, 75001 Paris, France

5.	President:	Dagmar Frank

6.	Managing directors:	Andrew Gill, Pierre-Olivier Lauriol

7.	Issued share capital:	€3,614,400 divided into 150,600 ordinary
shares of €24 each

8.	Accounting reference date:	31 December

9.	Auditors:	Ernst & Young SA (principal auditor)
Thierry Aymonier (deputy auditor)

10.	Shareholder:	BHR Holdings BV

11.	Issued loan capital:	Nil

12.	Charges:	None

Schedule 1
Part B
The Subsidiaries
HÔtel Inter Continental London (Holdings) SAS

1.	Date of incorporation:	21 September 2001

2.	Place of incorporation:	Paris, France

3.	Registered number:	439 278 938 RCS Paris

4.	Registered office:	5 place de l’Opéra, 75009 Paris

5.	President:	Andrew Gill

6.	Managing directors:	Pierre-Olivier Lauriol, Gisèle Maillot

7.	Issued share capital:	€100,000 divided into 100,000 ordinary shares
of €1 each

8.	Accounting reference date:	31 December

9.	Auditors:	Ernst & Young Audit SA (principal auditor)
Patrick Lhomme (deputy auditor)

10.	Shareholder:	The Company

11.	Issued loan capital:	Nil

12.	Charges:	None

Snc De L’hotel Inter-Continental Paris

1.	Date of incorporation:	20 January 1988

2.	Place of incorporation:	Paris, France

3.	Registered number:	343 485 116 RCS Paris

4.	Registered office:	3 rue de Castiglione, 75001, Paris

5.	Managers:	Dagmar Frank, Pierre-Olivier Lauriol, Arie van der Spek

6.	Issued share capital:	€8,000 divided into 500 ordinary shares of €16 each

7.	Accounting reference date:	31 December

8.	Auditors:	Ernst & Young Audit SA (principal auditor) Thierry
Aymonier (deputy auditor)

9.	Shareholders:	The Company (498 shares)
Hôtel Inter-Continental London (Holdings) SAS (2 shares)

10.	Issued loan capital:	Nil

11.	Charges:	None

Schedule 2
Part A
The Property
Property means the real estate property erected onto the parcels of land of a cadastral surface of approximately 6,162 sqm (cadastral sections BD n° 56 and 37), located 1 and 3 rue de Castiglione, 75001 Paris.
The Property was acquired under the terms of two deeds respectively of 30 January 1884 (rue de Castiglione n°3 rue de Rivoli n°236 et 238, rue Rouget de l’Isle n°2 et 4 et rue du Mont Thabor n°19) and 17 June 1964 (rue de Castiglione n°1 et rue de Rivoli n°234).

Schedule 2
Part B
Fiche D’immeuble

Schedule 2
Part C
The Leases

Shop Name	Company Name	Shop Address	Type of Shop	Lot No
STERN	STERN	3 rue de Castiglione, 75001 Paris	Jewellery and watches	1

STERN	STERN	3 rue de Castiglione, 75001 Paris	Jewellery, watches and precious stones	2

LE MINOTAURE	Promotion d’Oeuvres Modernes	3 rue de Castiglione, 75001 Paris	Art gallery	4

LIBRAIRIE INTERCONTINENTAL	LIBRAIRIE INTERCONTINENTAL	3 rue de Castiglione, 75001 Paris	Bookshop	5

CYRENE	CYRENE	1 rue de Castiglione, 75001 Paris	Crystal and porcelain goods	10

CYRENE	CYRENE	1 rue de Castiglione, 75001 Paris	Crystal and porcelain goods	11

SELECTION PRIVEE	SELECTION PRIVEE	234 rue de Rivoli, 75001 Paris	Ready to wear clothes, perfumes, leather goods	15

INDIAMO (ART ATTACK)	INDIAMO	238 rue de Rivoli, 75001 Paris	Clothes	16

DJULA	DJULA	234 rue de Rivoli, 75001 Paris	Jewellery, leather goods	17

SODICOFI	SODICOFI	234 rue de Rivoli, 75001 Paris	Chocolate shop	18

Mme RAILLARD		238 rue de Rivoli, 75001 Paris	Fine jewellery, perfumes	23

WOLFONI’S	WOLFONI’S	238 rue de Rivoli, 75001 Paris	Shoes	26

ISANIC	ISANIC	238 rue de Rivoli, 75001 Paris	Ready to wear clothes, cosmetics	19, 20, 21 & 22

LA VIE EN ROSE	TETE DANS LES ETOILES	238 rue de Rivoli, 75001 Paris	Art gallery	24 & 25

CASTY	CASTY DELPHES	3 rue de Castiglione, 75001 Paris	Watches, jewellery, leather goods, cosmetics	6, 7, 8 & 9 (single lot)

Schedule 3
Warranties
A.	The Accounts
A.1	The copy of the Accounts annexed to the Disclosure Letter is a true and complete copy. The Accounts:
(a)	give a true and fair view (image sincère et fidèle) of the financial position and state of affairs of each Group Member as at the Accounts Date and of its profit or loss for the financial year ended on the Accounts Date;

(b)	have been prepared in accordance with the French accounting principles, standards and practices generally applied for the preparation of statutory accounts at the Accounts Date;

(c)	disclose and make adequate and proper provision or reserve in accordance with (and to the extent required by) French GAAP for (or note in accordance with France GAAP) all contingent, unquantified or disputed liabilities, all capital commitments and deferred Tax;

(d)	have been prepared, unless otherwise expressly stated therein, on a basis consistent with the basis applied in preparing the corresponding accounts for each of the three financial years preceding the financial year ended on the Accounts Date; and

(e)	dealt with the state of affairs and results only of the Company and the Group and did not deal with the state of affairs or results of any other undertaking.
A.2	In respect of each Group Member, for each of the financial year ended on the Accounts Date and the two financial years preceding the financial year ended on the Accounts Date:
(a)	the audited accounts have been prepared in accordance with French GAAP;

(b)	the profits for such three year period as shown by the audited accounts and the Accounts and the trend of profits thereby shown have not been affected to a material extent by any extraordinary, exceptional or non-recurring item, by inconsistencies of accounting practices, by the inclusion of non-recurring items of income or expenditure or by transactions entered into otherwise than on normal commercial terms; and

(c)	the audited accounts have been prepared under the historical cost convention and no changes in the bases or policies of accounting have been made to those audited accounts.

A.3	No Group Member is or has, during the three years prior to the Accounts Date, been a party to any agreement, arrangement or transaction pursuant to which that Group Member is or was entitled to receive a financial advantage or is or was obliged to incur or bear any costs, liabilities (whether contingent or otherwise) risks or other expenditure of any nature (including, but not limited to, any “off-balance sheet” financing arrangements), which is not reflected in the Accounts.
A.4	The Interim Accounts have been diligently prepared and properly extracted from accounting records in accordance with the accounting policies of the Company and the Group and on a basis consistent with each other and that adopted in the Accounts and in a format that corresponds to the Accounts’ format (excluding however any notes to the financial statements) and give a reasonable view in all material respects of the assets and liabilities, and profits and losses, of the Group Member for the period to which they relate.
A.5	No Group Member has incurred or will incur any cost or liability in connection with its shareholding, prior to Completion, in Société Immobilière de l’Industrie Hôtelière de Paris or with the ownership, prior to Completion, of shares, securities or participating interest in any other company or entity.
A.6	Debts
The Accounts make provision for doubtful debts in accordance with French GAAP and bad debts have been written off in accordance with French GAAP.
B.	Business since the Accounts Date

B.1	Since the Accounts Date:
(a)	there has been no material adverse change in the financial or trading position of the Group, save to the extent that the same would be likely to affect to a similar extent generally all companies carrying on the same businesses in Paris, and so far as the Seller is aware there is no event, fact or matter has occurred which will give rise to such a change, and there has been no damage, destruction or loss (whether or not covered by insurance) affecting the same;

(b)	the Group has carried on its businesses in the ordinary and usual course so as to maintain them as a going concern and without any material interruption or material alteration in the nature, scope or manner of the Group’s businesses which businesses have been carried on lawfully in all material respects;

(c)	no Group Member has, otherwise than in the ordinary and usual course of its business, acquired, sold, transferred or otherwise disposed of, or agreed to acquire, sell, transfer or otherwise dispose of, any assets of whatsoever nature or assumed or incurred or agreed to assume or incur any material liabilities

(including contingent liabilities) otherwise than in the ordinary and usual course of its business and (in the case of a disposal of the assets) for an amount which is lower than book value or an open market arm’s length value whichever is the higher;

(d)	there have been no material changes to the current assets or the long term and current liabilities (including contingent liabilities) of the Group other than in the case of current assets and current liabilities in the ordinary and usual course of business;

(e)	there has been no material change in the manner or time of payment of creditors, or the issue of invoices or collection of debts, or policy of reserving for debtors or in the amount of stock bought or agreed to be bought or in stock which, taking the net effect of all such changes, would have a material adverse effect on the business of the Group;

(f)	no Group Member has entered into, or agreed to enter into, any commitments, including finance leases (according to French GAAP for consolidated accounts), involving capital expenditure which when aggregated with existing commitments for capital expenditure would exceed €200,000 in the aggregate nor entered into, or agreed to enter into, any operating agreement which could not be terminated before the expiry date without indemnity, involving a total commitment which when aggregated with existing commitments for operating agreements would exceed €500,000 in the aggregate;

(g)	no Group Member has engaged or dismissed any employee earning a rate of remuneration, including benefits and bonuses, in excess of €60,000 per annum and no Group Member is under any contractual or other obligation to change the terms of service of any director, executive or employee;

(h)	no sum or benefit has been paid or granted or agreed to be paid or granted to any executive director or employee of any Group Member by way of remuneration, bonus, incentive or otherwise in excess of the amounts paid or granted to them by the relevant Group Member at the Accounts Date so as to increase their total emoluments;

(i)	except for any dividends provided for in the Accounts, no dividends, bonuses or other distributions (including any repayment of capital or other distribution of reserves or capital or profit) have been declared, paid or made by any Group Member and no resolution has been passed to declare, pay or make such dividend, bonus or other distribution;

(j)	other than creditors and trade debtors (including intra group creditors and debtors), no Group Member has borrowed or lent or agreed to borrow or lend any money and no share or loan capital of any Group Member has been allotted or issued or agreed to be allotted or issued nor has any option or right thereover been granted and no loan or loan capital or preference capital of any Group Member has been repaid in whole or part or has become liable to be repaid;

(k)	no Group Member has undergone any capital reorganisation or change in its capital structure, capitalisation or repayment of any amount standing to the credit of any reserve of a Group Member or the redemption or purchase of any shares or any other reorganisation of the share capital of a Group Member and, without limiting the foregoing, the Company has taken no steps to reduce its distributable reserves to a level below that shown in the Accounts;

(l)	no resolution of the members of any Group Company has been passed (whether in general meeting or otherwise);

(m)	no Group Member has written up any stocks;

(n)	there have been no capital injections from or forgiveness of debt by the Seller or any member of the Seller’s Group;

(o)	no substantial supplier to or customer of the Group (being a supplier or customer accounting for more than 10% of the Group’s purchases or sales in the 12 months immediately prior to Completion (as the case may be)) has ceased or substantially reduced its trade with any Group Member and no unusual trade discounts have been incorporated in any contract entered into by a Group Member which will continue in effect after Completion; and

(p)	no Group Member has incurred any off-balance sheet commitments, as determined under French GAAP.
C.	The Company
C.1	The Company is a French société par actions simplifiée whose registered office is located at 3 rue de Castiglione 75001 Paris, France, is properly incorporated and validly existing under the laws of France and is duly registered with the companies’ registry of Paris, under number 652 029 125 RCS Paris.
C.2	The Company has full power and authority, and has obtained or satisfied, in all material respects, all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to carry on the Business.

C.3	The Company is not insolvent, has not been dissolved or declared insolvent. So far as the Seller is aware, no action or request is pending to declare the Company insolvent and the Company has not filed a request for, nor has been granted, a moratorium or a suspension of payments, or is not subject to any bankruptcy proceedings under French law or similar procedures nor, so far as the Seller is aware, is under threat of such proceedings.
C.4	Articles of Association:
(a)	Attached to the Disclosure Letter is a true copy of the current articles of association of the Company, which copy has attached to it copies of all resolutions and agreements which are required to be so attached.

(b)	During the last six years, the Company has complied with its articles of association in all material respects and none of the activities, agreements, commitments or rights of the Company is ultra vires or unauthorised.
C.5	The Shares as described in Schedule 1 Part A:
(a)	comprise all the issued and outstanding share capital of the Company;

(b)	are duly authorised;

(c)	have been properly issued;

(d)	are fully paid;

(e)	are free and clear of any Encumbrances and there is no arrangement or obligation binding the Company that could result in the creation of any Encumbrance affecting any of the Shares, including without limitation any share options, warrants or convertible debentures.
C.6	The Company has not issued any profit sharing bonds or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses of the Company.
C.7	No person has or claims to have:
(a)	the right (actual or contingent) to require the issue, transfer, conversion or redemption, of any:
(i)	share of the Company; or

(ii)	other securities giving rise to a right over the share capital of the Company; or

(b)	any other rights relating to any of the:
(i)	Shares; or

(ii)	rights attaching to the Shares; or

(iii)	profits of the Company;
and there is no arrangement or obligation binding on the Company to create any rights of the type mentioned in paragraph C.7(a) or C.7(b).
C.8	(a)	No resolution has been passed in relation to the Company;
(b)	no step has been taken by the Seller in relation to the Company; and

(c)	so far as the Seller is aware, no legal proceedings have been started, or threatened, against the Company, for its winding up or dissolution, or for the appointment of a liquidator, administrator (administrateur judiciare), or a mandataire ad hoc.
C.9	The Company is not party to a merger, spin off or share-for-share exchange.
C.10	The Company does not exercise any duties as legal representative of a company (“mandataire social”) or any other legal entity and is not likely to be qualified as a de facto manager of another company or legal entity.
D.	The Subsidiaries
D.1	Subsidiaries
(a)	Hôtel Inter-Continental London (Holdings) SAS is a French société par actions simplifiée whose registered office is located at 5 place de l’Opéra, 75009 Paris, France, is properly incorporated and validly existing under the laws of France and is duly registered with the companies’ registry of Paris, under number 439 278 938 RCS Paris;

(b)	SNC de l’Hôtel Inter-Continental Paris is a French société en nom collectif whose registered office is located at 3 rue de Castiglione, 75001 Paris, France, is properly incorporated and validly existing under the laws of France and is duly registered with the companies’ registry of Paris, under number 343 485 116 RCS Paris.
D.2	Each Subsidiary has full power and authority, and has obtained or satisfied in all material respects all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to carry on the Business.

D.3	The Subsidiaries are not insolvent, have not been dissolved or declared insolvent. No action or request is pending to declare a Subsidiary insolvent and the Subsidiaries have not filed a request for, nor have been granted, a moratorium or a suspension of payments and are not subject to any bankruptcy proceedings under French law or similar procedures nor, so far as the Seller is aware, are under threat of such proceedings.
D.4	Articles of Association
(a)	Attached to the Disclosure Letter is a true copy of the articles of association of each of the Subsidiaries, and each copy has attached to it copies of all resolutions and agreements which are required to be so attached.

(b)	During the last six years each Subsidiary has complied with its articles of association in all material respects and none of the activities, agreements, commitments or rights of either Subsidiary is ultra vires or unauthorised.
D.5	Neither Subsidiary exercises any duties as legal representative of a company (mandataire socia”) or any other legal entity and is not likely to be qualified as de facto managers of another company or legal entity.
D.6	The shares of each Subsidiary have been duly authorised, properly issued and fully paid up.
D.7	The shares in each Subsidiary are not affected by any Encumbrances and there is no arrangement or obligation binding on a Subsidiary that could result in the creation of any Encumbrance affecting any of the shares in a Subsidiary or any future shares in the capital of the Subsidiary, including without limitation any share options, warrants or convertible debentures.
D.8	Neither Subsidiary has issued any profit sharing bonds or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses of that Subsidiary.
D.9	No person has or claims to have:
(a)	the right (actual or contingent) to require the issue, transfer, conversion, or redemption, of:
(i)	any share of a Subsidiary; or

(ii)	other securities giving rise to a right over the share capital of a Subsidiary; or

(b)	any other rights relating to any of the:
(i)	shares in the capital of a Subsidiary;

(ii)	rights attaching to those shares; or

(iii)	profits of a Subsidiary;
and there is no arrangement or obligation binding on a Subsidiary or to create any rights of the type mentioned in paragraph D.9(a) or D.9(b).
D.10	(a)	No resolution has been passed in relation to a Subsidiary;
(b)	no step has been taken by the Seller or the Company in relation to a Subsidiary; or

(c)	so far as the Seller is aware, no legal proceedings have been started, or threatened, against a Subsidiary, for its winding up or dissolution, or for the appointment of a liquidator, administrator (administrateur judiciare), or a mandataire ad hoc.
D.11	Neither Subsidiary is party to a merger, spin off or share-for-share-exchange.
E.	Other investments and associated businesses
E.1	Except for the shares in the Subsidiaries, no Group Member is the legal owner of any shares or securities issued by any person and is not obliged to acquire any shares or other securities in any person.
E.2	No Group Member is or has agreed to become:
(a)	a member of, or a party to, any joint venture, consortium, partnership, association or agency or any licensing, marketing, distributorship, purchasing or manufacturing agreement or arrangement (other than a recognised trade association in relation to which the Group Company has no liability or obligation except for the payment of annual subscription or membership fees); or

(b)	a party to any profit or loss sharing arrangement.
E.3	No Group Member has a branch, agency, place of business (whether or not amounting to a permanent establishment under a relevant double taxation treaty) or assets outside of its jurisdiction of incorporation.
E.4	No Group Member is under any obligation to purchase a fonds de commerce.

E.5	No Group Member is a party to any shareholders’ agreement or similar arrangement or agreement which purports to regulate, control or otherwise affect the voting or disposition of its shares.
F.	Records and registration matters
F.1	(a)	Each Group Member has properly kept and maintained each shareholder register, minute book and other record, account, ledger, other financial record and report that it is required by law to keep and each of them is in all material respects up-to-date and contains an accurate record of the matters to which it relates as required by French Corporate law;
(b)	All registers of members, minute books and other statutory books, records, accounts, ledgers, financial records and reports referred to in paragraph F.1(a) and all other records, deeds and documents relating to each Group Member’s affairs and assets (including title deeds relating to the Property, executed originals of all material agreements to which a Group Member is a party and all the accounts, ledgers and other records of each Group Member) are in the possession of the Group Members or the Group Members have the right to call for such documents; and

(c)	No person has sought rectification of a register kept by a Group Member or made an allegation that a register kept by a Group Member is incorrect.
F.2	Since 1 April 1998, each filing, return, resolution and other document required by law to be delivered on behalf of a Group Member to the competent company register (registre du commerce et des sociétés) has been properly made and delivered and no Group Member is liable to pay any fine for breach of that requirement.
F.3	The Company System:
(a)	contains the records and information required for the existing property management function and existing yield management function of the Hotel, such records and information being in the form of data files including the Fidelio property management system and a hard copy of the PeopleSoft accounting records maintained by the relevant Group Member; and

(b)	is in the possession of and under the exclusive ownership and direct control of the Group.
F.4	The Schedule of Priority Club® Rewards redemption bookings or any other redemption bookings Disclosed is complete and accurate as at the date it was provided and prior to Completion such bookings shall continue to be taken in the ordinary and usual course.

F.5	All Encumbrances granted to a Group Member have (if appropriate) been registered in accordance with the applicable law or complied with all necessary formalities as to registration or otherwise in any foreign jurisdiction.
F.6	The only presidents, managing directors or managers (as appropriate) of each Group Member are the persons listed as such in that part of schedule 1 that relates to the relevant Group Member and no person is a shadow, alternate or de facto president, managing director or manager.
G.	Property
G.1	The Property comprises all the land and premises owned leased or occupied or otherwise used by the Group in the conduct of the Business. No Group Member has any other interest in any other land or buildings other than the Property and no Group Member has entered into any legally binding agreement for the purchase of any such interest.
G.2	The Company has full and valid (valide) title to the Property as described in schedule 2. The deeds of acquisition concerned are listed in schedule 2 and there is no contractual document which modifies the provisions set out in these deeds of acquisition. There is no pending dispute or proceedings relating to the ownership of the Property by the Company.
The Company is under no obligation to purchase any other real -estate assets or lease rights.
G.3	The Company has not granted any pre-emption right, preference agreement, option or any other right to acquire all or part of the Property in favour of any third party.
G.4	The Property is located within the perimeter of protection of historical monuments (périmètre de protection des monuments historiques).
G.5	The Property has been used (i) as retail premises for the part of Property currently let by the Company as indicated in the Disclosure Letter and, (ii) as hotel for the other part of the Property since the acquisition of the Company by the Seller’s Group in 1998 and to the Seller’s knowledge the Property has been used as hotel since at least 1936 (other than during the Second World War). The Hotel is classified as tourist hotel in a 4 star category and the relevant classification decision has been duly obtained.
G.6	Save for the areas occupied pursuant to the leases listed in Schedule 2 the Property complies with French fire, health and safety regulations with respect to the different activities carried out therein as well as with the French regulations relating to buildings receiving the public (établissement recevant du public) and the French commercial town planning regulations and the Seller has not received notice that:

(a)	nor is aware that any necessary authorisations to operate the business in any part of the Property have not been obtained;

(b)	the Property does not comply with French fire, health and safety regulations with respect to the different activities carried out in the Property;

(c)	the Property does not comply with the French regulations relating to buildings receiving the public (établissement recevant du public) and the French commercial town planning regulations; and

(d)	nor is aware that the 4 star category classification has been withdrawn.
G.7	Since 1995 the Company has carried out all measures and verifications that it was required to carry out by the sous-commission technique de sécurité de la Préfecture de Police de Paris.
G.8	The Company has never received any dangerous structure notice (arrêté de péril) from the relevant authorities with respect to the Property under Articles L.511-1 and seq. of the French construction and dwelling code, nor any related document or letter and, so far as the Seller is aware, there is no reason to think that any such notice may be given.
G.9	So far as the Seller is aware, the Property has not been, is not, and is not expected to be subject to any expropriation or similar procedure.
G.10	The Seller is not aware of the Company or any other Group Member having in relation to the Property received any written notice from any statutory authority not referred to in paragraphs G.6 and G.7 alleging any material non-compliance with any statutes, regulations or bye-laws, including any such relating to fire precautions, means of escape in case of fire and any fire certificate held by the Company or any other Group Member, in respect of which works and/or actions remain to be carried out by the Company or any other Group Member to remedy such non-compliance.
G.11	The Company is not subject to an order to perform any works in connection with health, fire and security requirements imposed by any relevant authority which could have a material effect on the Property and its use as an Hotel of the star category set out in paragraph G.5 above and for the part of the Property let by the Company as retail premises.
G.12	The Seller complies with the provisions of the French public health code (code de la santé publique) regarding the preparation and sale of food and beverages, and the liquor licence (licence de débit de boisson à consommer sur place de 4ème catégorie n° 2339) has been duly obtained. The Company has not received notice from any competent authorities that any obligations resulting from the French public health code (code de la santé publique) have not been duly fulfilled regarding the preparation and sale of food and beverages or that the liquor licence is or has been subject to any withdrawal or third party recourse and so far as the Seller is aware there is no reason why such notice should be given nor will the liquor licence be withdrawn or subject to third party recourse.
G.13	Construction
(a)	No work requiring planning permission, fitting-out permits (permis d’aménagement) or compulsory construction works insurance policy have been carried out over the last ten years except for the works carried out for the renovation of the Property and its technical installations between 1994 and 1998 and the works carried out at the spa at the Property as Disclosed. All demolition permits, planning permissions, fitting -out permits (permis d’aménagement) and/or and other requisite declarations, authorisations and approvals and any related transfer orders and/or modifying permits have been filed, obtained and displayed as regards the works carried out for the renovation of the Property and its technical installations between 1994 and 1998 and the works carried out at the spa at the Property as Disclosed. The Company has made the corresponding declarations of opening of the site and of completion of works within the applicable time periods.

(b)	There has never been nor is there any pending dispute, litigation, withdrawal of permits or legal action pertaining to these works and/or the above mentioned permits.

(c)	The Company has not carried out any extension or transformation of hotel facilities which require authorization as provided for in article L.720-5 7°) of the French commercial code without such prior authorization.
G.14	Encumbrances
(a)	There is no Encumbrance over the Property and there is no obligation binding on the Company or any other Group Member to create any Encumbrance over the Property.

(b)	So far as the Seller is aware, there are no disputes, notices or complaints which affect or might in the future affect the Property for the purposes for which it is now used and which would prevent or impede the Company or any other Group Member from operating and carrying on the business currently carried out at the Property.
G.15	Easements
The Company has not granted any easement over the Property to the benefit of a third party and, to the Seller’s knowledge, the Property is not subject to any easement other than those arising from its natural position and from planning rules, environmental rules and/or rules applying thereto and those which are set out in the deeds listed in schedule 2. The designated legal use (destination) and the allocation (affectation) of the Property comply with such easements.
G.16	Leasehold Status
(a)	The Company and the SNC de l’Hôtel Inter-Continental Paris have only granted titles to occupation over the Property pursuant to the leases listed in schedule 2 true, complete and accurate copies of which have been Disclosed. There are no other agreements for lease, leases, tenancies, licences, management agreements or other similar documents to which the Property is currently subject other than those set out in schedule 2 and there are no agreements or arrangements granting to a third party the right to conduct property management activities on behalf of a Group Member in respect of all or part of the Property. The Company and SNC de l’Hôtel Inter-Continental Paris have complied with all material obligations under such leases.

(b)	The lessees have complied in due time with any and all of their obligations in all material respects under the leases set out in schedule 2 and neither the Company nor SNC de l’Hôtel Inter -Continental Paris has served upon any tenant, licensee or occupier pursuant to any such leases any written notice of any alleged breach of any covenants, obligations, terms, conditions and restrictions therein nor is the Seller aware of the same.

(c)	There is no housing allowance granted by the Company or any other Group Member to any of its employees.

(d)	Any occupation rights relating to the services provided by external suppliers have been granted on a precarious basis, and other than such occupancy rights, neither the Company nor any other Group Member has granted any occupation rights on a precarious basis to contractors or third parties, and all occupation rights granted on a precarious basis have been Disclosed.

(e)	The spa located at the Property is run by JJJ Marignan under a sub -operating agreement (sous -location-gérance) granted by SNC de l’Hôtel Inter-Continental Paris a true, complete and accurate copy of which has been Disclosed.

(f)	Except as Disclosed, there are no pending disputes or complaints concerning any of the leases set out in schedule 2 and/or sub-operating agreements and neither the Company nor any other Group Member has received from any tenant, licensee or occupier any written notice of any alleged breach of its obligations as landlord or licensor.

(g)	The rents paid under the leases set out in schedule 2 and any occupancy rights referred to in paragraph G.16(d) are not the subject of any Encumbrance and, so far as the Seller is aware, no rents have been commuted or waived and there are no outstanding negotiations for the review of any receivable rents or licence fees.

(h)	The rental deposits relating to the leases set out in schedule 2 have been duly received by and are in the possession of the Company, have been duly indexed pursuant to the terms and conditions of these leases and have not been drawn and there are no rent deposits other than as Disclosed.

(i)	Neither the Seller nor any Group Member has received any written notice that any of the tenants under the leases set out in schedule 2 are not in compliance with any applicable laws or regulations in respect of the part of the Property occupied them nor is it aware of any such non-compliance.
H.	Assets
H.1	Each Group Member is the absolute owner of all the assets it uses in the course of its business (including without limitation fixtures and fittings, articles of personal property and standard operating equipment):
(a)	free and clear of all Encumbrances save for any assets held under lease or hire purchase agreements which are Disclosed; and

(b)	all such assets, together with the facilities and services to which the Group has a contractual right, include all rights, properties, assets, facilities and services used in the carrying on of the business of the Group in the manner in which it is currently carried on, save for the Excluded Assets.
H.2	Possession
(a)	All of the assets owned by the Group, or in respect of which the Group has a right of use, are in the possession or under the control of the Group.

(b)	Where any assets are used but not owned by the Group or any facilities or services are provided to the Group by any third party, so far as the Seller is aware there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

H.3	Of the plant, machinery, equipment and vehicles included in the Accounts or acquired by the Group since the Accounts Date none has been sold or disposed of other than on open market arm’s length terms.
I.	Environmental
I.1	No Group Member has received any notice from any relevant authority to the effect that it is in breach of any Environmental Laws.
I.2	No Group Member has received any notice from any relevant authority to the effect that it is in breach of any law relating to pollution or the protection of the environment.
I.3	So far as the Seller is aware it has Disclosed to the Purchaser and/or its professional advisers all written reports in the possession, custody or control of the Group or its agents or advisers or the Seller or any member of the Seller’s Group or their respective agents or advisers relating to compliance or non-compliance with Environmental Laws, the state and condition of the Environment at or about the Property and which were prepared for the Group or the Seller or any member of the Seller’s Group in the last six years and the Seller is not aware of any material issue in respect of Environmental Matters other than any such issues referred to in such reports..
I.4	So far as the Seller is aware no Group Member is in a state of, nor has received any written notice, claim, demand or other communication from any relevant regulatory body alleging any non-compliance by any Group Member of Health & Safety Legislation, in respect of which works and/or actions remain to be carried out by the relevant Group Member to remedy such non-compliance.
I.5	The Seller has Disclosed all reports which have been provided in the last six years to a Group Member, the Seller or a member of the Seller’s Group relating to asbestos at or around the Property and so far as the Seller is aware none of the Group Members, the Seller or a member of the Seller’s Group has in its possession any other such report made prior to that period. In the last six years, so far as the Seller is aware, each Group Member has complied in all material respects with all legal and regulatory requirements applicable to that Group Member in connection with asbestos at the Property and the Seller is not aware of any material issue in respect of asbestos in or around the Property other than any such issues referred to in such reports.
I.6	In the last six years, so far as the Seller is aware, each Group Member has conducted its business and corporate affairs in all material respects in compliance with Environmental Laws.
I.7	The Property, its fittings and equipment have never been subject to legislation relating to classified installations.

I.8	No claim has been made against any Group Member by any person regarding Hazardous Materials.
J.	Insurance
J.1	All assets of the Group of an insurable nature have at all times in the last three years been and are insured in amounts equal to the full replacement value of those assets against such risks as are in accordance with good commercial practice normally insured against. Each Group Member has insured against such other risks as are in accordance with good commercial practice normally insured against. All premiums due in respect of the Insurance Policies have been paid and the representations made and information furnished at the time of the taking out or the renewal of the Insurance Policies were correct, full and accurate and any change in the information required to be given was correctly given. No action has been undertaken by any of the Group Members and, so far as the Seller is aware, there exists no event or situation which could lead to the putting into issue of the coverage provided by these policies and no premium has been increased during the last three years due to a particular claim. In the last three years no Group Member has made any insurance claims, suffered any uninsured losses, waived any rights of material or substantial value or allowed any insurances to lapse.
J.2	No Group Member is in default under any Insurance Policy and, so far as the Seller is aware, each Insurance Policy is in full force and effect.
J.3	The Company and all building contractors, architects and technical advisers (within the meaning of article 1792 of the French civil code) employed by it for the works carried out for the renovation of the Property and its technical installations in 1995/1998 as Disclosed have respected their obligations to take out insurance policies in relation to such works in accordance with articles L.241-1 and L.242-1 of the French insurance code. These policies are in force (all premiums having been duly paid and the obligations to notify the relevant insurance companies of the delivery dates of the said works having been duly complied with). The delivery dates (dates de réception) of these works constituting the commencement date of the legal guarantees are set out in the Disclosure Letter.
J.4	There is no insurance policy with respect to structural damage to construction (Dommage ouvrages) in connection with the works carried out at the spa at the Property. The insurance policies taken out by the building contractor, architect and the subcontractors are set out in the Disclosure Letter.
J.5	Any event which has occurred and which could constitute a claim covered by any of the insurance policies referred to in paragraph J.1 has been duly declared to the insurance companies. There is no pending claim under the Insurance Policies and the Seller is not aware of anything that may lead to a claim.

K.	Commercial agreements and arrangements
K.1	The execution of and compliance with the terms of this Agreement will not:
(a)	conflict with or result in a breach of the terms of any subsisting agreement, arrangement or instrument binding on any Group Member;

(b)	cause any Group member to lose the benefit of any right, licence or privilege it enjoys at present;

(c)	relieve any person of any contractual obligation to any Group Member or enable any person to determine such obligation or any right or benefit enjoyed by any Group Member or to exercise any right whether under an agreement with or otherwise in respect of that Group Member; or

(d)	result in any liability of any Group Member being created or increased, including by way of a contribution under a Group Scheme.
K.2	No Group Company is a party to or subject to any contract, transaction, arrangement, understanding or obligation (other than in relation to any contract of employment) which is material to the business of the Group and which:
(a)	is not in the ordinary and usual course of business of the Group;

(b)	is not on an arm’s length basis;

(c)	is of a long-term nature, that is unlikely to have been fully performed, in accordance with its terms, more than 12 months after the date on which it was entered into or undertaken;

(d)	is of an onerous nature or cannot be duly performed by the relevant Group Member without an unusual commitment of money or resources in the context of the business of the Group;

(e)	is one pursuant to which a Group Member has sold or otherwise disposed of any company or business in circumstances such that it remains subject to any liability (whether contingent or otherwise);

(f)	is a currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other exchange or rate protection transaction or combination thereof or any option with respect to any such transaction or any other similar transaction to which a Group Member is a party;

(g)	is any other agreement or arrangement having or likely to have a material adverse effect on the financial or trading position of the Group;

(h)	is a bid, tender, proposal or offer which, if accepted, would result in a Group Member becoming a party to any agreement or arrangement of a kind described in any of paragraphs (a) to (g) above and (i) below; or

(i)	may only be terminated upon six months notice or more whether or not compensation is payable;
(the “Material Contracts”).
K.3	With respect to each Material Contract:
(a)	it was entered into by the relevant Group Member in the ordinary and usual course of its business;

(b)	the Group Member that is party to the Material Contract has not received any notice of any claim for material breach in relation to it which remains outstanding; and

(c)	so far as the Seller is aware, neither the Group Member that is party to the Material Contract nor the other parties thereto is in material breach of the Material Contract or, so far as the Seller is aware, is likely to become in material default thereunder.
K.4	Offers and Tenders
No tender, quotation or offer issued by any Group Member and which is still outstanding and is not in the ordinary and usual course of business is or will be capable of giving rise to a contract merely by an order, acceptance or other action by another party.
K.5	No Group Member is a party to any arrangement or agreement or has given any covenants pursuant to which a Group Member’s freedom of action in relation to its normal business activities (including its freedom to purchase and supply goods and services from and to any person) and/or freedom to complete in any area or field with any other person is in any way affected or restricted.
K.6	The Disclosure Letter contains full details of each Group Member’s obligations with respect to the offer or grant to any of its customers otherwise in the ordinary and usual course of business of discounts, overrides, rebates, allowances, reductions, incentives and other special terms or similar arrangements.
K.7	No Group Member nor so far as the Seller is aware, any other party to any agreement or arrangement with any Group Member is in default to any material extent thereunder.

K.8	There are in force no powers of attorney given by any Group Member and no person is entitled or authorised (whether as agent or otherwise) to bind or commit any Group Member to any obligations outside the ordinary course of business.
K.9	There are no contracts between any Group Member and any member of the Seller’s Group other than the Service Agreements which will be terminated on Completion.
     Compliance with Contracts
K.10	The terms of all Material Contracts have been complied with in all material respects by the relevant Group Companies.
K.11	As at the date hereof, no notice of termination or of intention to terminate has been received in respect of any Material Contract and, so far as the Seller is aware, there are no grounds for termination, recession, avoidance or repudiation of any such contract.
K.12	There have been no acquisitions or disposals of business or undertakings or shares by any Group Company in the last three years.
     Agreements with Connected Parties
K.13	There are no existing contracts or arrangements material to the business of the Group between, on the one hand, any Group Company and, on the other hand, any Seller or any other member of the Seller’s Group other than on normal commercial terms in the ordinary course of business.
K.14	No Group Company is party to any contract nor is there any outstanding indebtedness (actual or contingent) material to the business of the Group with any current or former employee or current or former director or officer of any such Group Company or any person connected (within the meaning of section 839 of the Income and Corporation Taxes Act 1988) with any of such persons, or in which any such person as aforesaid is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.
L.	Compliance and litigation
L.1	Compliance
(a)	Licences
(i)	Each Group Member has obtained and is in possession of all licences, permissions, authorisations and consents required for carrying on its business in the places and in the manner in which such business is now carried on and copies of all such licences, permissions, authorisations and consents have been Disclosed.

(ii)	The licences, permissions, authorisations and consents referred to in paragraph L.1(a)(i) are in full force and effect, are not subject to any unusual or onerous conditions save as stated in such documents, each Group Member conducts its business in compliance with all such licences, permissions, authorisations and consents and so far as the Seller is aware, all such licenses, permits, authorisations and consents have been complied with in all material respects. So far as the Seller is aware, there are no circumstances which indicate that any of such licenses, permits, authorisations or consents referred to in paragraph L.1(a)(i) will or is likely to be suspended, cancelled or revoked or not renewed.
(b)	Compliance with laws
(i)	In the last six years, the Group has conducted its business and corporate affairs in all material respects in compliance with all applicable laws and regulations of France.

(ii)	In the last six years, no Group Member has been in breach of any order, decree or judgement of any court or any governmental or regulatory authority of France.

(iii)	So far as the Seller is aware, in the last six years no commissions, discounts, rebates or other inducements, whether of cash or in kind, have been given by any Group Member or its officers or employees where the same are capable of forming the basis of criminal prosecution of, or civil action against a Group Member or any of its officers or employees.
L.2	Litigation
No Group Member is engaged, either on its own account or vicariously, in any suit, action, litigation, arbitration or tribunal proceedings or any governmental investigations and no injunction has been granted against any Group Member and no Group Member has given any such undertaking to any court or to any third party arising out of any legal proceedings. In addition, so far as the Seller is aware, no such suit, action, litigation, arbitration, tribunal proceedings, governmental investigations or injunctions are pending or threatened, by or against any Group Member, nor is the Seller aware of any circumstances likely to lead to any such suit, action, litigation, arbitration, tribunal proceeding, governmental investigations or injunction.
M.	Employees
M.1	The basis of the remuneration payable to Employees and officers (mandataires sociaux) of the Group Members at the date of this Agreement is the same as that in force at the

Accounts Date and the Group Members are not under any contractual or other obligation (other than any legal obligation, in particular regarding annual salary negotiations) to increase the rates of remuneration of or make any bonus or incentive or other similar payments to any of its Employees at any future date.
M.2	There are no Employees whose termination would require payment of an amount exceeding that provided by law or by the National collective bargaining agreement.
M.3	Accurate particulars of the terms of the contracts of all Employees earning in excess of €75,000 per annum have been disclosed to the Purchaser; a list of such Employees is set out in the Disclosure Letter.
M.4	Disputes and litigation
(a)	The Group Members are not engaged or involved in any current labour or union dispute or litigation (whether individual or collective) arising out of, affected by or otherwise relating to the provisions of any employment legislation or employment contract with an Employee and so far as the Seller is aware, the Group Members have not received written notice of any circumstances which could reasonably be expected to give rise to any such dispute.

(b)	No Employee or former employee of a Group Member has a claim for unfair dismissal or breach of contract.
M.5	There has not during the past two years been any actual or threatened strike, work stoppage, work to rule, lock out or overtime ban which has materially disrupted the business of a Group Member.

M.6	(a) Since 2002-2003, the Group Members and the Inter -Continental Le Grand Hôtel have shared services which have involved 121 staff in the following areas: commercial relations (public relations, reservations, banquets, external sales, sales for receptions, seminars), financial duties (accounting, pay), personnel (training, recruitment) administration (purchasing, security, revenues, management).
(b)	62 employees are on the pay roll of SNC de l’Hôtel Inter-Continental Paris and 59 employees are on the pay roll of the Inter-Continental Le Grand Hôtel. All Employees have accepted in writing a modification of their employment terms such that they are employees only of SNC de l’Hôtel Inter -Continental Paris or another Group Member.

(c)	No other persons have been put at the disposal of the Group Members or the Inter-Continental Le Grand Hôtel at any time prior to Completion such that they may be regarded as employees or have any employment-related claim against any Group Member.
M.7	Since 1 April 1998, each Group Member has complied with all applicable laws, regulations (including in respect of personnel representation, immigration law and working time), collective bargaining agreements, customary practices, unilateral commitments and contracts of employment with respect to the Employees and to former employees employed by the Group Members since 1 April 1998.
M.8	No services provider, the agreement of which has expired or been terminated or is currently in force, may claim to be an employee of a Group Member or request to be integrated as an employee in a Group Member.
M.9	The works council of SNC de l’Hôtel Inter-Continental Paris has been duly informed and consulted in connection with the transaction contemplated herein in accordance with applicable law. A copy of the minutes of the works council meeting, in which it has rendered its opinion with respect to this transaction, is provided in the Disclosure Letter.
M.10	The transaction contemplated in this Agreement will not modify the rights of the Employees under the Group Schemes and other than the Group Schemes Disclosed, there is no scheme, arrangement or agreement to which any Group Member is a party or by which it is bound or under which it has an obligation or liability (whether actual, contingent or prospective) to contribute or to provide funding for the provision of life assurance, retirement, death, disability or other like benefits (in the form of a pension, lump sum, gratuity or otherwise) in respect of any person.
M.11	There are no Employees who benefit from a “protected” status.
M.12	There are no on-going negotiations or discussions or commitments with Employees and/or works council or trade union or any employee representative body of a material or unusual nature.
M.13	There is currently no fixed-term or part -time employment contract or temporary contract under which any Employee could validly allege that it could be converted into an employment of indefinite duration or full-time status.
M.14	Any minutes of the visits or investigations carried out by the labour inspection having jurisdiction over the Group Members during the last two years, and the letters before action (mise en demeure within the meaning of the French labour code), sent by such labour inspection during the last two years have been Disclosed.
M.15	There is no collective redundancy or social plan (plan de sauvegarde de l’emploi) in the Group Members and there have been no collective redundancies during the previous twenty four months.

M.16	The Group Members have not undertaken to pay a bonus or remuneration of any nature to any Employee or officer (mandataire social) of a Group Member (or former employee or officer of a Group Member) which is linked to the sale of the Shares taking place.
M.17	The Seller has Disclosed:
(a)	a true and complete list of all permanent Employees as at 30 June 2005 showing, for each Employee, the following: name, job title, position, date of birth, length of service, present rate of compensation paid and part-time and/or fixed term status; and

(b)	true and complete copies of all collective employment agreements and all agreements including without limitation any agreement with trade unions or other bodies representing such employees, and of all pension or retirement benefit plans, bonus plans, additional insurance, health insurance plan, supplemental sickness or disability benefit plan, profit or growth sharing plans, stock purchase or stock option plans, company saving plans or employee funds or other employee benefits applicable to the Employees.
M.18	There are no agreements or arrangements binding upon a Group Member which could, following Completion, increase the total cost to the Group of salaries, benefits or any other social charges.
M.19	Each Group Company has paid all contributions due to the State Authority (AGEFIPH) in relation to the requirement that at least 6% of each Group Member’s workforce (where a Group Member has at least 20 employees) must be disabled persons.
M.20	No officer of any Group Member receives or is entitled to receive from a Group Member any remuneration, compensation, retirement benefit, private insurance or other benefit in kind.
M.21	All Employee Loans have been Disclosed.
N.	Pensions, Group Schemes and Social Security
N.1	Material and accurate particulars of all Group Schemes have been Disclosed, including (without limitation) true copies or particulars of the following:
(a)	all rules relating to the Group Schemes containing provisions applicable to its employees or the benefits payable to or in respect of any of them;

(b)	all explanatory booklets and announcements currently in force;

(c)	any benefit improvement or other amendment which at the date of this Agreement is either treated as in force or is proposed or under consideration but is not incorporated by the Group Schemes; and

(d)	a list of those of the Employees and officers of the SNC de l’Hôtel InterContinental Paris who are members of or have any rights to benefits under the Group Schemes.
N.2	All returns with the social security and related organisations and authorities have been duly and timely filed by the Group Members. All payments of social security contributions and contributions to the various social security authority, the unemployment authority and retirement and related organisations relating to the amounts indicated on such returns have been duly and timely made by the Group Members.
N.3	The SNC de l’Hôtel Inter-Continental Paris has fully complied with its obligations, in particular regarding the actual reduction of working time, in order to benefit, between 1 March 1998 and 28 February 2005, from the reductions of social security contributions provided for by the laws n° 96-502 dated 11 June 1996, n° 98-461 dated June 13, 1998 and n° 2000-37 dated January 19, 2000. No notice has been received by the Seller that SNC de l’Hôtel Inter-Continental Paris has not at all times complied with its obligations, in particular as regards the actual reduction of working time, in order to benefit from such reductions.
N.4	Each Group Member and any persons having legal ownership of the Pension Plan and the Group Schemes have complied with their respective obligations under the governing documentation of the relevant Pension Plan and Group Schemes. The Pension Plan and the Group Schemes comply with and have at all times complied with the provisions of the relevant legislation and tax requirements governing or applicable to that Group Scheme and Pension Plan.
N.5	No Group Member is nor is the Pension Plan a party to any mediation, litigation or arbitration proceedings in respect of the Pension Plan or the Group Schemes or benefits provided under the Pension Plan or Group Schemes and no such ombudsman, litigation or arbitration proceedings are pending or threatened by or against any Group Member or the Pension Plan and, so far as the Seller is aware, there are no facts likely to give rise to any mediation, litigation or arbitration proceedings in respect of any of the Employees with respect to the Pension Plan or Group Schemes.
N.6	Each of the Group Schemes which are pre-funded (whether by means of a book reserve or otherwise) have been funded to the extent recommended by the relevant actuarial person appointed in respect of the Group Scheme and all amounts due to or payable in respect of each of the Group Schemes or to any insurance company or other relevant third party in connection with each of the Group Schemes have been paid.
N.7	No plan, proposal or intention to amend or discontinue (in whole or in part) any of the Group Schemes has been communicated to any Employee nor has any act or event occurred which could give rise to a full or partial discontinuance of any of the Group Schemes under applicable law.
N.8	There is no voluntary profit sharing (intéressement) paid or payable by any Group Member to any person in relation to the Hotel.
O.	Taxation
O.1	Accounts, Payment of Tax and Compliance
(a)	The Accounts of each Group Member make full provision or reserve within French GAAP in respect of any period ended on or before the Accounts Date for all Tax assessed or liable to be assessed on any Group Member or for which it is accountable at the Accounts Date whether or not the Group Member has or may have any right of reimbursement against any other person.

(b)	Since the Accounts Date, no Group Member has been involved in any transaction which has given or may give rise to a liability to Tax on any Group Member (or would have given or might give rise to such a liability but for the availability of any Relief) other than Tax in respect of normal trading income or receipts of the Group Member concerned arising from transactions entered into by it in the ordinary and usual course of business.

(c)	Each Group Member has paid all Tax which it has become liable to pay and is not, and has not in the three years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Tax and, so far as the Seller is aware, there are no circumstances by reason of which any Group Member may become liable to pay any penalty, surcharge, fine or interest in connection with Tax.

(d)	Each Group Member has within applicable time limits made all returns, provided all information, given all notices and maintained all records in relation to Tax as it is required to make, provide, give or maintain and all such returns, information and notices are correct and accurate in all material respects, so far as the Seller is aware, and are not the subject of any dispute and each Group Member has fully complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

(e)	The Company and its subsidiary Hôtel Inter-Continental London (Holdings) SAS have always been subject to French Corporate Income Tax. SNC de l’Hôtel InterContinental Paris has never elected for French Corporate Income Tax regime.

(f)	No Group Member is involved in any dispute in relation to Tax with any Tax Authority and, so far as the Seller is aware, no Tax Authority has investigated or indicated that it intends to investigate the Tax affairs of any Group Member other than under the normal tax audit procedures of the relevant Tax Authority and there are no facts which might cause such an investigation to be instituted.

(g)	A valid carry back election was made by the Company in March 2005 in conformity with article 220 Quinquies of the French Tax Code.

(h)	No Group Member has, during the 12 months preceding the date of this Agreement, held any real estate asset located in France other than the Property.

(i)	The sale of the entire issued share capital of Hotel Inter-Continental London Limited by Hotel Inter-Continental (Holdings) SAS as part of the Pre-sale Reorganisation was effected at fair market value.
O.2	French registration tax
French registration tax arising on all documents which are necessary to establish the title of any Group Member to any asset or to enforce any rights and in respect of which any French registration tax or other similar tax is payable (whether as a result of an obligation to pay such registration tax under French law or as a result of the necessity to register a document to ensure its validity) has been paid.
O.3	Residence
(a)	No Group Member is liable to Tax in any jurisdiction other than the jurisdiction in which it is incorporated nor does any Group Member have or has ever had a permanent establishment in a jurisdiction other than the jurisdiction of incorporation.

(b)	No Group Member is an agent or permanent establishment of another company, person, business, or enterprise for the purpose of assessing the company, person, business or enterprise to Tax in the country of residence of the first company.
O.4	Groups
The Company and Hôtel Inter-Continental London (Holdings) SAS have been members of the French Tax Group established in accordance with the provisions of Articles 223 A and seq. of the French Tax Code (régime d’intégration fiscale) since January 1st 2004. The

Company has regularly sent to the Tax Authority a letter referring to such election and Hôtel Inter-Continental London (Holdings) SAS has in accordance with relevant procedures sent to the Tax Authority a letter referring to its acceptance for such tax consolidated regime.
O.5	Keeping of Accounting documents requirements
The Company and its Subsidiaries duly fulfil their respective obligations regarding the period of retention of formal documents as is required under French Corporate and Tax Law (including without limitation the requirements of Article L 102 B of the French book of Tax procedures (livre des procedures fiscals)).
P.	Finance
P.1	No Group Member has any Indebtedness.
P.2	Details of all overdrafts, loans or other financial facilities available to the Group Members are Disclosed.
P.3	There are no debts owing to any Group Member other than trade debts incurred in the ordinary and usual course of business.
P.4	There is no outstanding liability (actual or contingent) between any Group Member and any directors, officers or employees of a Group Member or of the Seller or any member of the Seller’s Group (save for accrued salary and expenses claims) or so far as the Seller is aware, any relatives or controlled companies of any such persons.
P.5	Since 1 April 1998, all dividends and distributions declared, made or paid by each Group Member at any time were, when declared, made or paid, in accordance with the requirements of general law and the articles of association of the relevant Group Member.
P.6	There is not outstanding any agreement or arrangement which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding):
(a)	given by any Group Member in respect of the obligations or solvency of any third party;

(b)	given by any third party in respect of the obligations or solvency of any Group Member; or

(c)	given by the Seller or any member of the Seller’s Group in respect of any liability of any Group Member.

P.7	There are no loans, material undertakings, material commitments or unusual liabilities, actual or contingent, made, given, entered into or incurred by or on behalf of the Company or any other Group Member.

P.8	The entry into the Revolving Facility Loan was in the corporate interest of both Hotel InterContinental London (Holdings) SAS and the Company.

Q.	Information Technology, Data Protection and Intellectual Property

Q.1	For the purposes of this paragraph Q:
“Data Protection Legislation” means the Data Processing, Data Files and Individual Liberties Act of 6 January 1978 (Loi Informatique et Libertés) and any subordinate legislation or orders made under that Act;

“Group IT” means all Information Technology which is owned by any Group Company or which has in the last two years been used in connection with the business of any Group Company other than Retained IT;

“Information Technology” means computer systems, communication systems, software and hardware;

“Material Intellectual Property” means all rights and interests held by any of the Group Companies in Intellectual Property (whether as owner, licensee or otherwise) which at or immediately before Completion is used in relation to the Group and which is material to the business of the Group other than the Retained Intellectual Property;

“Retained Intellectual Property” means Intellectual Property owned by, or licensed to, the Seller’s Group; and

“Retained IT” means Information Technology included in Excluded Assets.

Information Technology
Q.2	Each of the Group IT is owned by or licensed to the relevant Group Company.

Q.3	All arrangements relating to, and licences of, Group IT are Disclosed and:
(a)	are in full force and effect, no notice having been given by either side to terminate them;

(b)	no circumstances exist or have existed which would entitle a party to terminate them, vary them and/or make a claim for money or a money equivalent in respect of them; and

(c)	so far as the Seller is aware the obligations of the parties thereto have been fully complied with, and no disputes, claims or proceedings have arisen or are foreseeable in respect of those arrangements and licences.

Q.4	There are, and in the past two years there have been, no performance reductions or breakdowns of, or logical or physical instructions to, any Information Technology or loss of data which have had (or are having) a material adverse effect on the business of the Group and the Seller is not aware of any fact or matter (including, but not limited to, a change of control of any of the Group Companies) which may give rise to such a material adverse effect.

Q.5	The Group Companies have in place procedures which are in accordance with current good industry practice:
(a)	to prevent unauthorised access to and the introduction of viruses and other contaminants into the Group IT;

(b)	to take and store back-up copies of the software and data in the Group IT; and

(c)	to ensure that the business of the Group Companies can continue without material disruption in the event of breakdown or performance reduction of the Group IT or loss of data, whether due to natural disaster, power failure or otherwise.
Q.6	No written claim has been made by a third party which:
(a)	alleges that the operations of any Group Member infringe or are likely to infringe, the Intellectual Property of a third party; or

(b)	disputes the right of any Group Member to use the Group IT;
and so far as the Seller is aware, no circumstances exist which are likely to give rise to such a claim.
Data Protection
Q.7	In the last two years each Group Company has complied in all material respects with all applicable requirements of any Data Protection Legislation.

Q.8	In the last two years no notice alleging non-compliance with the Data Protection Legislation (including any enforcement notice, deregistration notice or transfer prohibition notice) has been received by any of the Group Companies from any relevant regulator.

Q.9	In the last two years no undertaking has been made in relation to Data Protection Legislation by any Group Company to any relevant regulator.

Q.10	In the last two years so far as the Seller is aware, no correspondence, dispute, enquiry or information notice has been made or audit undertaken or proposed by any relevant regulator under Data Protection Legislation in relation to any Group Company.

Intellectual Property

Q.11	So far as the Seller is aware, all the Material Intellectual Property (whether registered or not) and all pending applications therefore are (or where appropriate in the case of pending applications, will upon registration be) legally owned by, licensed to or used under the authority of the owner by the Group Companies.

Q.12	The Company Systems are the subject of current maintenance and support agreements, complete and accurate copies of which are Disclosed.
R.	Grants

R.1	No Group Member is subject to any arrangement for the receipt, reduction or repayment of any grant, subsidy or financial assistance from any government department or agency or any local or other authority.

S.	The Seller

S.1	The Seller is a company duly incorporated and organised and validly existing under the laws of The Netherlands.

S.2	The Seller has full power and authority, and has obtained or satisfied all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement and each of the other agreements to be entered into by it pursuant to, or otherwise in connection with, this Agreement in accordance with their respective terms.

S.3	The entry into, and the implementation of the transactions contemplated by, this Agreement and each of the other agreements to be entered into by the Seller pursuant to, or otherwise in connection with, this Agreement will not result in:
(a)	a violation or breach of any provision of the memorandum and articles of association or equivalent constitutional documents of the Seller;

(b)	a breach of, or give rise to a default under, any contract or other instrument to which the Seller is a party or by which it is bound;

(c)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to the Seller or any of its assets; or

(d)	a requirement for the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and cannot be revoked.
S.4	This Agreement and each of the other agreements to be entered into by the Seller pursuant to, or otherwise in connection with, this Agreement constitute valid and legally binding obligations of the Seller enforceable in accordance with their respective terms.

T.	The Guarantor

T.1	The Guarantor is a company duly incorporated and organised and validly existing under the laws of England and Wales.

T.2	The Guarantor has full power and authority, and has obtained or satisfied all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement in accordance with its terms.

T.3	The entry into, and the implementation of the transactions contemplated by, this Agreement will not result in:
(a)	a violation or breach of any provision of the memorandum and articles of association or equivalent constitutional documents of the Guarantor;

(b)	a breach of, or give rise to a default under, any contract or other instrument to which the Guarantor is a party or by which it is bound;

(c)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to the Guarantor or any of its assets; or

(d)	a requirement for the Guarantor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and cannot be revoked.
T.4	This Agreement constitutes valid and legally binding obligations of the Guarantor enforceable in accordance with its terms.

U.	General

U.1	Quality of Information

All information contained in the recitals and in schedules 1 and 2 and the following disclosures contained in the Disclosure Letter: the first paragraph of the disclosure against Warranty M.1 and the disclosure against Warranty M.16 is true, complete and accurate and not misleading in any respect.

Schedule 4
Purchaser’s Warranties
1.	The Purchaser is a company duly incorporated and organised and validly existing under the laws of France.
2.	The Purchaser has full power and authority, and has obtained or satisfied all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement and each of the other agreements to be entered into by it pursuant to, or otherwise in connection with, this Agreement in accordance with their respective terms.
3.	The entry into, and the implementation of the transactions contemplated by, this Agreement and each of the other agreements to be entered into by the Purchaser pursuant to, or otherwise in connection with, this Agreement will not result in:
(a)	a violation or breach of any provision of the memorandum and articles of association or equivalent constitutional documents of the Purchaser;

(b)	a breach of, or give rise to a default under, any contract or other instrument to which the Purchaser is a party or by which it is bound;

(c)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agents or regulatory authority applicable to the Purchaser or any of its assets; or

(d)	a requirement for the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and cannot be revoked.
4.	This Agreement and each of the other agreements to be entered into by the Purchaser pursuant to, or otherwise in connection with, this Agreement constitutes valid and legally binding obligations of the Purchaser enforceable in accordance with their respective terms.
5.	The Purchaser has no intention as at the date of this Agreement of making a Claim for breach of any of the Warranties.

Schedule 5
Part 1
Determination and Confirmation of Net Current Assets Amount, Long Term Liabilities
and Provisions
1.	Stock Value and Closing Procedure

1.1	Agreement of Stock. The Seller and the Purchaser shall, on the day before the Completion Date, agree the value of the Stock as at the Completion Date.

1.2	Closing Procedure. To establish the Net Current Assets Amount a closing year end procedure shall be undertaken at Completion which conforms to the closing year end procedure undertaken with respect to the Accounts in relation to those items to be included in the determination of the Net Current Assets Statement.

2.	Submission of the Net Current Assets Statement

2.1	Net Current Assets Statement. The Seller must as soon as reasonably possible, and in any event on or before the day that is 30 Business Days following the Completion Date prepare and deliver to the Purchaser the Net Current Assets Statement which shall:
(a)	be prepared in accordance with the principles and methodology set out in part 2 of this schedule 5;

(b)	be in the format of the pro forma Net Current Assets Statement set out in part 3 of this schedule 5; and

(c)	include any Long Term Liabilities and Provisions.
Within 30 Business Days following receipt of the Net Current Assets Statement the Purchaser may notify the Seller if it disagrees with the Net Current Assets Statement and specify the items and/or amounts challenged. The Seller and the Purchaser shall then, within 30 Business Days following such notice, attempt to reach agreement. In the absence of notice of objection at the expiry of the above -mentioned 30 Business Days period, the Purchaser shall be deemed to have accepted the content of the Net Current Assets Statement.
3.	Access to Information

3.1	Access to information. The Purchaser and the Seller must, in connection with the preparation and review of the Net Current Assets Statement or any dispute or Expert determination:

(a)	provide or ensure the provision of all information and assistance which may reasonably be requested by the Seller or the Purchaser or the Expert, as the case may be; and

(b)	permit representatives of the Seller or the Purchaser or the Expert to have access to and take extracts from or copies of any books, correspondence, accounts or other records relating to the Group or the Property for the period prior to Completion in the Purchaser’s or Seller’s possession or control or that of any member of their respective groups or the possession or control of the Group.
3.2	Working papers and files. The Seller shall procure that all working papers and files within its possession or control as may be reasonably required by the Purchaser which are relevant to the preparation of the Net Current Assets Statement shall be made available upon a request for them. If requested the Seller shall also provide the Purchaser with access to the personnel who are relevant to the preparation of the Net Current Assets Statement.

4.	Disputes

4.1	Disputes. If no agreement is reached in the 30 Business Days mentioned in paragraph 2.1 above (the “Period”) the Seller and the Purchaser shall refer the matters in dispute in relation to the Net Current Assets Statement to a partner, of at least 10 years qualified experience as an expert comptable in France, at an independent firm of chartered accountants agreed by the parties, in writing or failing such agreement within five Business Days of the end of the Period, a similarly—qualified accountant appointed, on the application of either party, by the President of the Tribunal de Commerce de Paris (the “Expert”).

4.2	Basis. The Expert shall act on the following basis:
(a)	the Expert shall act as an expert and not as an arbitrator;

(b)	the Expert’s terms of reference shall be to determine only the matters in dispute in relation to the Net Current Assets Statement as soon as is reasonably practicable following his appointment and in accordance with any procedure established by him for doing so;

(c)	the decision of the Expert is, in the absence of fraud or manifest error, final and binding on the Seller and the Purchaser unless in the case of manifest error either party challenges the decision before an arbitration tribunal on the grounds of manifest error, in accordance with clause 33.2 of the Agreement, within 14 Business Days of the Expert delivering his decision. There is no limitation period in the case of fraud;

(d)	applying the accounting policies, principles, procedures, practices, terms and conditions, methods and bases referred to in this Schedule 5 and in the manner prescribed herein;

(e)	the decision of the Expert shall be in writing and in the English language; and

(f)	the Seller and the Purchaser shall each pay one half of the Expert’s costs or as the Expert may determine.
4.3	Procedure. The procedure of the Expert shall:-
(a)	give the parties a reasonable opportunity to make written and oral representations to him;

(b)	require that the parties supply each other with a copy of any written representations at the same time as they are made to the Expert; and

(c)	permit each party to be present while oral submissions are being made by any other party.
4.4	Expert’s Jurisdiction. For the avoidance of doubt, the Expert shall only address and resolve differences of the parties and shall not otherwise be entitled to determine the scope of his own jurisdiction.

4.5	No Presumption. There is no presumption that the treatment of any matter in dispute should or should not be changed from that in the Net Current Assets Statement and no objection should be made to any matter raised by the Purchaser on the grounds that the matter in respect of which such notice is raised is below any materiality level which might otherwise apply.

4.6	Determination. The determination of the Expert shall (i) be made in writing and sent to the parties and (ii) unless otherwise agreed by the parties, include reasons for each relevant determination.

4.7	Privilege. Subject to paragraph 4.9, nothing in this paragraph 4 shall entitle a party or the Expert access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument.

4.8	Refusal to Supply. A party shall not be entitled by reason of paragraph 4.9 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

4.9	Confidentiality. Each party shall, and shall procure that its accountants and other advisers shall, instruct the Expert to keep all information and documents provided to them pursuant to this paragraph 4 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Net Current Assets Statement, the proceedings of the Expert or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

Schedule 5
Part 2
Accounting Policies to be Adopted in the Net Current Assets Statement
1.	Preparation of Valuation

1.1	The Net Current Assets Statement and any element of it shall be prepared and all assets and liabilities relevant to the preparation of the Net Current Assets Statement valued and determined in accordance with the policies that are referred to, and in the order of priority shown, in this paragraph 1:
(a)	in accordance with the specific accounting policies set out in paragraphs 2, 3, 4 and 5 of this part 2 of schedule 5;

(b)	save to the extent inconsistent with or contradictory to paragraph 1.1(a) of this part 2, on a basis consistent with the principles, policies, procedures, methods, bases and practices used in the preparation of the Accounts to the extent consistent with French GAAP as at the Accounts Date as if they were statutory accounts required to be prepared under applicable French legislation; and

(c)	save to the extent inconsistent with or contradictory to paragraphs 1.1(a) and 1.1(b) of this part 2, in accordance with French GAAP as at the Completion Date.
2.	Specific Accounting Policies

2.1	Doubtful debts. Doubtful debt provisions will be included applying consistent principles to those used in the Accounts.

2.2	Judgement. Where judgement is required in determining the value of assets and liabilities, save as expressly provided in this Schedule 5, the Net Current Assets Statement should reflect the normal practices adopted in the Accounts and subject thereto will reflect reasonable judgement.

2.3	Trade Debtors. Subject to paragraphs 2.1 and 2.2 in this Part 2, all Trade Debtors of the Group as at the Completion Date shall be included.

2.4	Stock. Any items of Stock which are unsaleable, unusable, spoilt or out of date shall be excluded from Stock and Stock will be valued at the lower of cost and net realisable value.

2.5	Deferred Income and Prepayments. Deferred Income and Prepayments will be apportioned on a time basis in relation to the period to which the Deferred Income or the Prepayment relates, as at the Completion Date or, in the case of pre-paid block bookings, on the number of rooms not yet used. Prepayments which are in respect of goods or services which will not be provided following Completion or are for goods which bear a Protected Name shall be disregarded.
2.6	Cash. Cash shall be determined by reference to the cash book balance used by the Group as opposed to the Group’s bank statement balance and shall include any Cash held at the Property.

2.7	Carry-back Receivable.
~~(a)~~	~~Subject to 2.7(b) below, 50% of the Carry-back Receivable Proceeds shall be included as an asset.~~

(b)	~~If the Company does not enter into a Carry -back Receivable Sale Contract or the Company enters into a Carry-back Receivable Sale Contract but does not receive Carry -back Receivable Proceeds by the time the Net Current Assets Statement is agreed between the Purchaser and the Seller, then the provisions of 2.7(a) above shall not apply and instead the provisions of clause 7.5 of this Agreement shall apply.~~
An amount of €1,300,000 shall be included as an asset in respect of the Carry -back Receivable.
2.8	Provisions. Provisions shall not be taken into account in the Net Current Assets Statement to the extent that they have otherwise been taken into account in the Net Current Assets Statement.

2.9	Middle Eastern Debts. A full provision shall be made in respect of the debts owing on Completion by Al Gawhara and by VIP Company.

3.	Current Liabilities and Provisions

3.1	To recognise liability for Taxation (if any) provision shall be made to reflect liability for Taxation (if any) arising on profits generated during the current tax year up to the Completion Date plus any Taxation liability undischarged from previous periods of account as if Completion was the end of a tax accounting period and calculating profits for that deemed period consistently with all the provisions of this schedule including, without limitation, taking into account expenditure provided for in paragraph 3.6.

3.2	Such adjustment shall be calculated on the basis of French GAAP as at Completion and, except in relation to French Corporate Income Tax, on the basis of the tax rules and practices applied to each Group Member on a stand alone basis. In relation to French Corporate Income Tax, the adjustment shall be calculated with regard to the provisions of Article 223A to 223U of the French Tax Code which are applicable to the Group. The parties agree that, for Corporate Income Tax purposes, the current tax consolidated group will not cease as a result of Completion.
3.3	All Creditors of the Company as at the Completion Date shall be included.

3.4	There shall be no provision for Deferred Tax liabilities.

3.5	Inter-company trading amounts so far as they are solely between Group Members shall be treated as reconciled to zero.

3.6	The following liabilities are to be provided for at the following amounts:
(a)	Chimneys — €390,000

(b)	Internet access — €172,500

(c)	in respect of Retirement Indemnity accruals — €1,550,000

(d)	No balancing of hot and chilled water to rooms FCU’s — €50,625

(e)	Hot Water Treatment Problems — €88,152

(f)	Rectify Poor Chilled Water Treatment — €104,618

(g)	Water Flooding inside AHUs — potential leakage, damage and legionella — €30,960

(h)	Toilet odour problem in rooms and corridors — €96,788

(i)	Lack of proper Hot Water Supply to Guest Rooms — €428,102

(j)	Basement Leakage — €28,125
3.7	Disregarding all amounts owed to a Group Member by any member of the Seller’s Group save for trade debt in the ordinary and usual course.
4.	Aggregation

Each entry shall be the aggregate of the separate amounts in respect of any heading for each Group Member.

5.	Issues of Judgement

5.1	General
(a)	Materiality
In preparing the Net Current Assets Statement no minimum materiality limits shall be applied.

(b)	Cut-off date for post balance sheet events.
In preparing and agreeing the Net Current Assets Statement, account shall only be taken of post balance sheet events known to either party during the period ending on the date on which the Net Current Assets Statement is delivered pursuant to paragraph 2.1 of part 1 of this schedule 5.

SCHEDULE 5
PART 3
PRO FORMA NET CURRENT ASSET STATEMENT IN RESPECT OF THE NET CURRENT ASSETS AMOUNT

Asset / Liability	Amount (€)		Amount (€)
Current Assets
Trade Debtors	·		·
Stock	·		·
Cash	·		·
50% of the Carry-back Receivable Proceeds
Amount included in respect of the Carry-back Receivable	·		·

Less	( ·	)
Current Liabilities
Creditors			( ·	)
Tax

Less
Long-Term Liabilities (if any)			·
Provisions (if any)			·

Net Current Assets/(Liabilities) Amount			·

SCHEDULE 6
TAX COVENANT
1.	DEFINITIONS

1.1	In this Schedule:
“Accounts Relief” means a Relief, the availability of which has been shown as an asset in the Net Current Assets Statement (but which shall not include the amount of the asset required to be included in the Net Current Assets Statement in respect of the Carry -back Receivable or the Carry-back Receivable itself);
“Actual Tax Liability” means any liability of any Group Member to make actual payments of Tax (or payments on account of Tax) to a Tax Authority;
“Cross Border Claim” means:
(a)	the claims instituted before the High Court of England and Wales with Claim Number HC03C00857 and HC03C03431 in relation to the transfer or surrender of any Relief from a Group Member to any member of the Seller’s Tax Group;

(b)	any appeal of such claim to any court of appellate jurisdiction in the UK, to the Court of Justice of the European Communities or to such other body which it may be determined has jurisdiction over the matter dealt with by such claim;

(c)	the remittance of such claim by any court referred to in (b) above to any other court referred to in (b) above or to such other body which it may be determined has jurisdiction over the matter dealt with by such claim;

(d)	the appeal of any claim for group relief made under Chapter 4 of Part X of the Income and Corporation Taxes Act 1988 relating to such claim;
“Deemed Tax Liability” means:
(a)	the loss of or failure to obtain an Accounts Relief;

(b)	the use or set off of a Purchaser’s Relief in circumstances where, but for such use or set off, the Group Member utilising such Purchaser’s Relief would have had an Actual Tax Liability in respect of which the Seller would have had a liability under this schedule;

(c)	~~an obligation on the Company to repay any amount to the purchaser of the Carry- back Receivable pursuant to the terms of the Carry-back Receivable Sale Contract~~

the reduction of the undiscounted value of the Carry -back Receivable below €3,637,069 as a result of a Tax adjustment confirmed by the French Tax Authorities by means of a formal reply to the taxpayer’s comments (Réponse aux observations de contribuable);
“Demand” means
(a)	the issuance of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority (including any document referring to the intention of any Tax Authority to implement a Tax adjustment or a Tax audit in respect of a Group Member) or the taking of any other action by or on behalf of any Tax Authority (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of Tax); or

(b)	the preparation or submission to a Tax Authority of any notice, return, assessment, letter or other document by the Purchaser, any Group Member or any other person;
from which it appears that a Tax Liability may be incurred by or may be imposed on any Group Member (including for the avoidance of doubt as a result of ~~obligations of the Company pursuant to the Carry-back Receivable Sale Contract~~ a reduction in the undiscounted amount of the Carry-back Receivable below €3,637,069);
“Event” means any transaction (including the transaction contemplated by this Agreement), act, event, circumstance, state of affairs or omission, (including any change in the residence of any person for the purposes of any Tax, the death of any person, a failure to take any action which would avoid an apportionment or deemed distribution of income regardless of whether the taking of any such action after Completion could have avoided such apportionment or deemed distribution);
“French Corporate Income Tax” (“Impôt sur les sociétés”) means corporate income tax as defined in Articles 205 and seq. of the French Tax Code;
“French Tax Code” means the Code Général des Impôts;
“French Tax Group” means a group formed between Hotel Inter -Continental Paris SAS and Hotel Inter-Continental London (Holdings) SAS for French Corporate Income Tax purposes under Article 223 A and seq. of the French Tax Code;
“Group Member” means Hotel Inter-Continental Paris SAS, Hotel Inter-Continental London (Holdings) SAS and SNC de l’Hotel Inter-Continental Paris taken individually or together (referred to as “Group Members”);
“Group Undertaking” means as defined in section 259 of the Companies Act 1985;

“Income, Profits or Gains” means income, profits, gains or any other standard or measure for the purposes of any Tax and references to Income, Profits or Gains earned, accrued or received on or before a particular date (including, without limitation, Completion) shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date;
“Post-Completion Relief” means any Relief which arises to any Group Member as a consequence of any Event occurring (or being treated for Tax purposes as occurring) after Completion, or from Income, Profits or Gains earned, accrued or received, after Completion;
“Purchaser’s Group” means the Purchaser and any other company or companies which either are or become after Completion members of the same group as the Purchaser;
“Purchaser’s Relief” means:
(a)	any Accounts Relief;

(b)	any Post-Completion Relief;

(c)	any Relief arising to any member of the Purchaser’s Group (other than any Group Member);

(d)	the Carry-back Receivable;
“Real Estate Company” means a real estate predominant company (“Société a preponderance immobilière”) for the purposes of Article 726 of the French Tax Code;
“Relief” means any relief, allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any Income, Profits or Gains (which for the avoidance of doubt shall include any losses for Tax purposes carried forward), or any right to repayment of or saving of Tax and any reference to the use or set off of a Relief shall be construed accordingly;
“Seller’s Tax Group” means the Seller and any other company or companies (other than the Group Members) which either are or become after Completion, or have within the six years ending at Completion been treated as, members of the same group as, or otherwise connected or associated in any way with, the Seller for any Tax purpose;
“Surrender” means the surrender of any Relief which may become eligible for transfer by Group Members to the Seller’s Tax Group as a result of or in consequence of any Cross Border Claim;
“Tax” or “Taxation” means any and all forms of taxes, levies, social security contributions, stamp or registration duties, fiscal or specific taxes, duties and charges of a tax nature and all withholdings or deductions in respect thereof of whatever nature including, but not limited to, income tax, corporation tax, withholding taxes, indirect taxes, local taxes, transfer tax, value added tax payable by any of the Group Members, irrespective of the assessment basis or the body responsible for its recovery or the status of the entity in whose name they are collected and generally any duties and levy assessed in whole or in part on the income, including any interest, penalties, fines and other related costs.
“Tax Authority” means any taxing or other governmental (local or central), state or municipal authority (whether within or outside the Republic of France) competent to impose any liability for or to collect Tax;
“Tax Group Agreement” (“convention d’intégration fiscale”) means the agreement, if any, that has been concluded between each of the Group Members belonging to the French Tax Group and that provides for the sharing out of the global Tax burden incurred by the French Tax Group between each of the companies belonging to this French Tax Group;
“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability;
“Transfer Tax” means all transfer tax, registration tax or any other similar tax whether of the Republic of France or elsewhere payable in relation to the transfer of the Shares pursuant to this Agreement;
“Transfer Tax Demand” means an assertion by a Tax Authority that the Company was, at Completion or during the twelve months preceding Completion a Real Estate Company, in circumstances which could give rise to a liability for the Seller for breach of the warranties appearing at paragraphs O.1(h) and O.1(i) of schedule 3 to this Agreement;
“VAT” means value added tax imposed in the Republic of France or equivalent tax in any other jurisdiction;
1.2	References in this schedule to paragraphs are to paragraphs of this schedule unless otherwise stated.

2.	Covenant

2.1	Subject to the other provisions of the Agreement and the provisions of paragraph 3, the Seller covenants with the Purchaser to pay to the Purchaser by way of repayment of the consideration payable for the Shares under this Agreement an amount equal to:
(a)	any Actual Tax Liability arising (i) as a consequence of or by reference to any Event which occurred (or is treated for Tax purposes as occurring) on or before Completion (including for the avoidance of doubt, Completion itself); or (ii) in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion;

(b)	any Deemed Tax Liability;

(c)	any net Tax Liability of the Group Members taken together arising directly on the transactions constituting the Pre-sale Reorganisation;

(d)	any Actual Tax Liability which any Group Member is required to pay to a Tax Authority as a result of a failure by any member of the Seller’s Tax Group to discharge that Tax where such Tax was primarily chargeable against any member of the Seller’s Tax Group;

(e)	any costs and expenses reasonably and properly incurred by the Purchaser, any Group Member or any other member of the Purchaser’s Group in connection with:
(i)	any Tax Liability referred to in paragraph 2.1(a) to (d) above; or

(ii)	any Demand from which it appears to the Purchaser that any such Tax Liability may arise or has arisen to the extent that such Demand gives rise to a liability under paragraph 2.1(a) to (d); or

(iii)	any action successfully taken or defended under paragraph 5.2(a) of this schedule.
2.2	For the purposes of this schedule, the amount of a Deemed Tax Liability of a Group Member shall be determined as follows:
(a)	in the case of a Deemed Tax Liability within paragraph (c) of the definition of Deemed Tax Liability, ~~50% of the amount (including interest if applicable) which the Company is obliged to pay to the purchaser of the Carry -back Receivable pursuant to the Carry-back Receivable Sale Contract~~
50% of the amount given by the formula:
x

(1.075)T
Where:
x is equal to the amount in Euros by which the undiscounted value of the Carry- back Receivable has been reduced below €3,637,069 by the French Tax Authorities by means of a formal reply to the taxpayer’s comments (Réponse aux observations de contribuable); and
T is equal to the period, expressed in years and (if appropriate) fractions of years between the date of the reduction in the undiscounted value of the Carry -back Receivable implemented by the French Tax Authorities by means of a formal reply to the taxpayer’s comments (Réponse aux observations de contribuable) and 30 June 2010;
(b)	in the case of a loss of or failure to obtain an Accounts Relief:
(i)	where such Accounts Relief is a right to repayment of Tax, the amount of the Relief lost or not obtained;

(ii)	in any other case, the amount of Tax which is payable by such Group Member which would not have been payable but for the loss or failure to obtain such Accounts Relief;
(c)	in the case of a use or set off of a Purchaser’s Relief, the amount of Tax which would have been payable but for the use or set off of the Purchaser’s Relief, and, for the purposes of paragraphs 2.2(b) and 2.2(c) it shall be assumed that Reliefs which are not Purchaser’s Reliefs are used (so far as legally possible) or treated as lost or not obtained in priority to Purchaser’s Reliefs.
3.	Limitations And Exclusions
3.1	The Seller shall not be liable under the covenant contained in paragraph 2.1 or for a breach of the Tax Warranties in respect of any Tax Liability of a Group Member (or in respect of any costs and expenses relating thereto):
(a)	(a) unless the Purchaser has served on the Seller a written notice on or before the fourth anniversary of the end of the accounting period in which the Completion Date falls plus one (1) month giving such details of the claim as the Purchaser then has; or

(b)	to the extent that the Tax Liability has been fully recovered under a claim made in respect of another Tax Liability; or

(c)	to the extent that the Tax Liability results from a legislative or regulatory change, or from a change in the published tax administrative guidelines of the French Tax Authorities or from a change in a recognised interpretation by the courts (“jurisprudence constante”) of existing laws or regulations, regardless of whether or not retroactive in effect; or

(d)	to the extent that the Tax Liability results from a change in the accounting principles and methods or the length of any accounting period of the Purchaser or a Group Member introduced after the Completion Date unless introduced to comply with any requirement of law which was not being properly complied with by a Group Member on or prior to Completion; or

(e)	to the extent that the Tax Liability is increased by any change in Tax rates applicable on the Completion Date, even if such change in Tax rates has retroactive effect; or

(f)	to the extent that provision or reserve was made in the Net Current Assets Statement in respect of such Tax Liability, or to the extent that such Tax Liability or payment or discharge thereof was otherwise taken into account in computing such reserve or provision; or

(g)	to the extent that the Tax Liability would not have arisen but for a voluntary act of the Purchaser or a Group Member or any other member of the Purchaser’s Group after Completion unless such act was carried out:
(i)	pursuant to an obligation of the Purchaser, a Group Member or any other member of the Purchaser’s Group incurred on or prior to the Completion Date; or

(ii)	with the written agreement or at the written request of the Seller; or

(iii)	in the ordinary course of the business of a Group Member as carried on at Completion and, for this purpose, but without limitation, the following shall not be regarded as being in the ordinary course of business:
(1)	any transaction entered into by a Group Member in circumstances where the consideration (if any) received by or, as the case may be, paid by such Group Member in respect thereof is less than (in the case of consideration received or receivable by it) or more than (in the case of consideration paid or payable by it) the consideration deemed to have been received (or receivable) by it or paid (or payable) by it for Tax purposes but to the extent only of the liability for Tax arising in respect of the amount by which the deemed consideration exceeds or is less than the actual consideration; or

(2)	any failure by a Group Member to comply with the provisions of any Tax legislation (including regulations);

(3)	the entry into any scheme or arrangement for which the main purpose, or one of the main purposes, was the avoidance or reduction of a liability to Tax, provided that this paragraph shall not apply to Tax Liabilities falling solely within paragraph 2.1(c) above unless the relevant voluntary act had as its main purpose or one of its main purposes the generation or crystallisation of a liability to which paragraph 2.1(c) above could apply;
(h)	to the extent that the Tax Liability would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of a Group Member to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent, or to do any other thing under the provisions of any enactment or regulation relating to Tax after Completion, the making, giving or doing of which was either (i) taken into account in the Net Current Assets Statement and full details of which are included in notes to the Net Current Assets Statement delivered to the Purchaser at the same time that the Net Current Assets Statement is delivered to the Purchaser pursuant to Schedule 5 to this Agreement or (ii) requested by the Seller pursuant to and within the terms of paragraph 7; or

(i)	to the extent that the Tax Liability arises as a result of transactions concluded after Completion between Group Members forming part of the French Tax Group which become taxable either:
(i)	because a Group Member exits the French Tax Group; or

(ii)	because the French Tax Group of which a Group Member is a member is terminated.
(j)	to the extent that any Relief (other than a Purchaser’s Relief) is available to a Group Member (or would have been available but for the use of the Relief to set against or mitigate a liability of any company for which the Seller is not liable under this schedule or the Tax Warranties) to set against or otherwise mitigate the Tax Liability provided it has not already been taken into account under paragraph 8 and is not a Relief in respect of which credit has been given under paragraph 9; or

(k)	to the extent that the Tax Liability would not have arisen or would have been reduced or eliminated but for any claim, election, surrender or disclaimer made or notice or consent given after Completion by the Purchaser, a Group Member or any other member of the Purchaser’s Group under the provisions of any enactment or regulation relating to Tax other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in the Net Current Assets Statement; or

(l)	to the extent that the Tax Liability relates to Income, Profits or Gains actually earned, accrued or received before Completion and not taken into account in the Net Current Assets Statement; or

(m)	to the extent that the amount of the Tax Liability has been recovered from any person (excluding the Purchaser, a Group Member or any other member of the Purchaser’s Group but including a Tax Authority); or

(n)	to the extent that the Tax Liability would not have arisen or been increased but for the failure of the Purchaser to comply with its obligations contained in paragraphs 5 or 7; or

(o)	to the extent that the Tax Liability arises as a result of changes in the value of an asset at any time after Completion; or

(p)	to the extent that the Tax Liability (with the exception of interest or late payment penalties (if any) paid) arises because a Tax Authority makes an adjustment to the Tax affairs of a Group Member the sole effect of which is the transfer of expense, income or liability to account for value added tax from one financial year to another; or

(q)	to the extent that the Tax Liability would not have arisen but for the declaration by a Group Member of any dividend or other distribution of profit after Completion and on or before 31 December 2005.
4.	Further Limitations

4.1	Subject to paragraph 4.2 below, the maximum aggregate liability of the Seller in respect of claims for breach of the Tax Warranties and claims under the covenant contained in paragraph 2.1 above shall not exceed €150,000,000.

4.2	The amount in paragraph 4.1 above shall be increased by the amount of any liability of the Seller arising under paragraph 2.1(d) of this Tax Covenant.

4.3	The Seller shall have no liability for breach of the warranties set out at paragraphs O.1(h) and O.1(i) of Schedule 3 in the absence of compliance by the Purchaser with the obligations specified in paragraph 5 below, to the extent that such obligations relate to a Transfer Tax Demand.

5.	Manner of Making And Conduct of Claims

5.1	If the Purchaser or a Group Member becomes aware of any Demand which could give rise to a liability for the Seller under this Tax Covenant or for breach of any of the Tax Warranties (including a Transfer Tax Demand), the Purchaser, any Group Member or any member of the Purchaser’s Group becoming aware of such Demand shall give notice to the Seller of that Demand (including reasonably sufficient details of such Demand or if relevant full details of a Transfer Tax Demand) as soon as reasonably practicable (and in any event not less than twenty-one (21) Business Days before the expiry of any applicable legal deadline to respond to the Demand) in order to ascertain the Seller’s intentions as to the conduct of any relevant action.
5.2	Subject to paragraph 5.3, in such case as mentioned in paragraph 5.1, the Seller will be entitled to:
(a)	either request the Purchaser to take (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Demand or any matter relating to such Demand; or

(b)	notify to the Purchaser its intention to participate in the conduct of such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Demand or any matter relating to such Demand.
5.3	If a Tax Authority has made a Transfer Tax Demand, then the provisions of paragraph 5.2 shall not apply and instead the Seller shall be entitled to:
(a)	either require the Purchaser to take (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as the Seller may request in its absolute discretion to avoid, dispute, resist, appeal, compromise or defend the Transfer Tax Demand or any matter relating to the Transfer Tax Demand; or

(b)	notify to the Purchaser its intention to participate in the conduct of such action as the Seller may request in its absolute discretion to avoid, dispute, resist, appeal compromise or defend the Transfer Tax Demand or any matter relating to the Transfer Tax Demand.
5.4	The Purchaser shall have no obligation to comply with the Seller’s requests made pursuant to 5.2 if such requests:
(a)	are illegal under any relevant legislation; or

(b)	would require the Purchaser or any member of the Purchaser’s Group to act in a way which, in its reasonable opinion, is not in accordance with normal commercial practice (such as it applies to the conduct of proceedings relating to disputes with a Tax Authority), but it is agreed (for the avoidance of doubt) that where the dispute with the Tax Authority takes the form of a Transfer Tax Demand, the Purchaser shall be obliged to comply with each of the Seller’s requests pursuant to paragraph 5.3 unless such requests are illegal under relevant legislation.

5.5	Subject at all times to paragraph 5.4 above, in the event that the Seller requests that the Purchaser takes (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as mentioned in paragraph 5.2(a) or paragraph 5.3(a):
(a)	the Seller shall have the right (if it wishes) to control any proceedings taken in connection with such action, and shall in any event be kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such Demand or action, and such other information, assistance and access to records and personnel as it reasonably requires; and

(b)	the Seller shall indemnify the Purchaser, the Group Members and any other member of the Purchaser’s Group to the Purchaser’s reasonable satisfaction against all costs or expenses reasonably and properly incurred as a result of such action.
5.6	Subject at all times to paragraph 5.4 above, in the event that the Seller participates in the conduct of such action as mentioned in paragraph 5.2(b) or paragraph 5.3(b):
(a)	the Seller will:
(i)	be entitled to freely organise, at its own expense, the defence of its interests and the interests of the Group Members or any member of the Purchaser’s Group;

(ii)	be authorised, after having consulted with the Purchaser, to settle, compromise, accept any liability or withdraw;

(iii)	act at all times with a view to mitigating the Tax Liability ;

(iv)	keep the Purchaser informed on a regular basis as to developments in the proceedings;

(v)	submit to the Purchaser any communication (written or email) or discuss in advance any prepared oral communication relating to the claim which is to be transmitted to the relevant Tax Authority and shall consider the reasonable comments of the Purchaser with regard to the communication;

(vi)	not settle o r compromise the claim or agree any matter in the conduct of the claim in a manner which will affect the conduct of the Tax affairs of a Group Company, and/or the Purchaser and/or (provided the impact on the relevant member of the Purchaser’s Group has been explicitly notified to the Seller) any other member of the Purchaser’s Group for a period ending after Completion without the Purchaser’s prior written approval (not to be unreasonably withheld or delayed); and
(b)	Subject to paragraph 5.7, the Purchaser will, and procures that the Group Members and other members of the Purchaser’s Group will, co-operate with and provide the Seller with any assistance the Seller may reasonably require, and give the Seller reasonable access to any information and any person as the Seller may reasonably require, including copies of all information and documents necessary for the defence of the Seller’s interests and the interests of the Group Members or members of the Purchaser’s Group, provided that (except in relation to action taken under paragraph 5.3 in relation to a Transfer Tax Demand) the Purchaser shall be entitled to delete or redact from such information or documents any information which in its reasonable opinion is not necessary for such defence.
5.7	Subject to paragraph 5.8 and 5.9, in both of the cases referred to in paragraph 5.2 and paragraph 5.3, the Purchaser shall procure that no matter relating to such Demand as is referred to in paragraph 5.1 or to a Transfer Tax Demand is settled or otherwise compromised without the Seller’s prior written consent and the Purchaser shall, and shall procure that each other member of the Purchaser’s Group and their advisers shall, not submit any correspondence or return or send any other document to any Tax Authority where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such Tax Authority on notice of any matter which could give rise to, or could increase, a claim under this Tax Covenant or for breach of any of the Tax Warranties, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

5.8	If the Seller does not inform in writing the Purchaser of its intentions as to the conduct of such action as mentioned in paragraph 5.2 by the date which is 10 Business Days prior to any deadline for action in connection with a Demand, or if the Seller requires the Purchaser to take (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as mentioned in paragraph 5.2 (a) and does not indemnify the Purchaser, the Group Members and any other member of the Purchaser’s Group as stated in paragraph 5.5 (b), the Purchaser shall be free to satisfy or settle the relevant Tax Liability on such terms as it may reasonably think fit.

5.9	If the Seller does not inform in writing the Purchaser of its intentions as to the conduct of such action as mentioned in paragraph 5.3 by the date which is 10 Business Days prior to any deadline for action in connection with the Transfer Tax Demand, then:
(a)	the Purchaser will take all action necessary in the first instance to defer the need for action in response to the Transfer Tax Demand while seeking confirmation from the Seller that it has received notice under paragraph 5.1 above and as to the Seller’s instructions pursuant to paragraph 5.3; and
(b)	if it becomes necessary to formally appeal against the Transfer Tax Demand in order to afford the Purchaser sufficient time to carry out its obligations under (a) above then the Purchaser shall take all steps necessary to formally appeal the Transfer Tax Demand, but if after ninety (90) Business Days of the date of the notice given to the Seller by the Purchaser under paragraph 5.1 the Seller has not required the Purchaser to take (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as mentioned in paragraph 5.3 or if the Seller requires the Purchaser to take (or procure that a Group Member or a member of the Purchaser’s Group takes) such action as mentioned in paragraph 5.3(a) and does not indemnify the Purchaser, the Group Members and any other member of the Purchaser’s Group as stated in paragraph 5.5(b) the Purchaser shall be free to satisfy or settle the Transfer Tax Demand on such terms as it may reasonably think fit.
5.10	The preceding provisions of this paragraph 5 (except paragraphs 5.3 and 5.9) shall apply, as they apply to a Demand, to any document issued or action taken by a Tax Authority and the preparation or submission of any document to a Tax Authority from which it appears that any Surrender pursuant to paragraph 10 by a Group Member to any member of the Seller’s Tax Group is or may be reduced or eliminated, and so that:
(a)	references to claims under, amounts due, or payments to be made under this Tax Covenant shall be replaced by appropriate references to such reduction or elimination;

(b)	the reference to the relevant Tax Liability in paragraph 5.8 shall be replaced by a reference to such reduction or elimination being accepted without any appeal being pursued; and

(c)	the rights of the Seller under paragraph 5.2 shall extend to requiring Group Members to reduce or withdraw notices of consent or give new notices of consent on such terms as the Seller thinks fit.
6.	Payment Of Claims

6.1	Payments by the Seller of any liability under paragraph 2 shall be made in cleared and immediately available funds on the days specified in paragraph 6.2.

6.2	The days referred to in paragraph 6.1 are as follows:
(a)	in a case that involves an actual payment of Tax, five Business Days before the last date on which the relevant Group Member would have had to pay to the relevant Tax Authority the Tax that has given rise to the Seller’s liability under the Tax Covenant or for a breach of the Tax Warranties in order to avoid incurring a liability to interest or a charge or penalty in respect of that Tax.

(b)	in the case of a Deemed Tax Liability, the later of five Business Days after demand is made therefor by or on behalf of the Purchaser and:
(i)	in the case of a Deemed Tax Liability within paragraph (c) of the definition of Deemed Tax Liability, the day on which the ~~Company is obliged to make a payment pursuant to the Carry -back Receivable Sale Contract~~ French Tax Authorities confirm in their formal reply to the taxpayer’s comments (Réponse aux observations de contribuable) that the undiscounted value of the Carry-back Receivable is reduced below €3,637,069;

(ii)	in the case of the loss of or failure to obtain an Accounts Relief which is a right to repayment of Tax, the day on which such Tax would otherwise have been repaid by the relevant Tax Authority;

(iii)	in the case of the loss of or failure to obtain any other Accounts Relief, three Business Days before Tax which would otherwise have been saved becomes due and payable to the relevant Tax Authority;

(iv)	in the case of the use or set-off of a Purchaser’s Relief, the day on which Tax would have been due and payable to the relevant Tax Authority but for the use or set -off of the Purchaser’s Relief;
(c)	in any other case, five Business Days after the date on which demand is made therefore by or on behalf of the Purchaser.
7.	Tax Returns And Computations
7.1	Without prejudice to paragraph 5, the Seller or its duly authorised agents shall be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities all Tax returns and computations of each Group Member including (without limitation and subject to paragraph 10) claims, elections, surrenders, notices or consents in respect of any Surrender under paragraph 10, for all Tax accounting periods of such Group Members ending on or before Completion and in connection therewith:

(a)	all returns, computations, documents and substantive correspondence relating thereto shall be submitted in draft form by the Seller to the Purchaser or its duly authorised agents for comment;

(b)	the Purchaser or its duly authorised agent shall comment within 21 days of such submission but if the Seller has not received any comments within 21 days, the Purchaser and its duly authorised agents shall be deemed to have approved such draft documents;

(c)	the Seller shall take into account all reasonable comments and suggestions made by the Purchaser or its duly authorised agents;

(d)	the Seller and the Purchaser shall each respectively afford (or procure the affordance) to the other or their duly authorised agents of information and assistance which may reasonably be required to prepare, submit and agree all such outstanding Tax returns and computations;

(e)	the Seller and the Purchaser shall as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority;

(f)	the Purchaser undertakes to procure that each Group Member shall at the request of the Seller sign and submit to the relevant Tax Authority all such notices of claim, surrender or consent to surrender (including provisional or protective notices of claim, surrender or consent to surrender in cases where any relevant Tax computations have not yet been agreed) and all such other documents and returns as the Seller shall reasonably request to give effect to the foregoing provisions provided that the Purchaser shall not be obliged to procure that a Group Member signs and submits any document which in its reasonable opinion it considers to be wrong, misleading or inaccurate in any material respects.
7.2	The provisions of paragraph 7.1 (other than paragraph 7.1(f)) shall apply in respect of the Tax accounting period of the Group Members in which Completion falls as if the word “Seller” reads “Purchaser” and the word “Purchaser” reads “Seller” PROVIDED THAT the Seller shall not have any right to comment on or to receive copies of correspondence in relation to any matter which relates solely to an Event or Events occurring (or treated as occurring) after Completion.

8.	Corresponding Savings And Third Party Recovery

8.1	If any Tax Liability which has resulted in a payment having been made by the Seller under this Tax Covenant or for breach of any of the Tax Warranties has given rise to a Relief (other than a Purchaser’s Relief) which would not otherwise have arisen, then:

(a)	the Purchaser shall procure that full details of such Relief are given to the Seller as soon as reasonably practicable; and

(b)	to the extent that a liability to make an actual payment of Tax is reduced as a result of the use or set off of such Relief, the Purchaser shall pay to the Seller on the date when the Purchaser or any Group Member would have been under an obligation to make the payment so reduced an amount equal to the lower of the amount by which such liability is so reduced and the amount of the payment previously made by the Seller in respect of the Tax Liability giving rise to the Relief, and, for these purposes, any such Relief as is referred to in this paragraph 8.1 shall, insofar as legally possible, be used in priority to any other Relief (provided that the use of such Relief does not restrict the future availability of a Purchaser’s Relief) and the Seller shall be entitled, at its own expense, to require that the relevant Group Member’s auditors (acting as experts and not arbitrators) shall certify the amount and date of use of such Relief, which certification shall, in the absence of manifest error, be final and binding on the parties.
8.2	If the Seller at any time pays to the Purchaser an amount under this Tax Covenant or for breach of the Tax Warranties and the Purchaser or a Group Member or any other member of the Purchaser’s Group is or becomes entitled to recover from some other person (other than a member of the Purchaser’s Group but including any Tax Authority) any sum in respect of the matter giving rise to such payment (other than by reason of the use or set off of a Purchaser’s Relief), the Purchaser, if so required by the Seller, will (and will procure that the relevant Group Member or member of the Purchaser’s Group will), at the cost of the Seller and upon the Seller providing security to the reasonable satisfaction of the Purchaser against all costs, expenses, losses or damages which may thereby be incurred, take all reasonable steps to enforce such recovery (provided that neither the relevant Group Member nor the Purchaser nor the relevant member of the Purchaser’s Group shall be obliged to take any action which it reasonably considers to be prejudicial to its interests), and the Purchaser shall within 2 Business Days of such recovery, pay to the Seller the lesser of:
(a)	the sum so recovered by the Purchaser or the Group Member or the member of the Purchaser’s Group (as applicable) from such other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any costs of recovery not previously reimbursed and less any Tax chargeable on the sum recovered); and

(b)	the amount paid by the Seller to the Purchaser as referred to in paragraph 8.1 above plus any interest or repayment supplement received in respect of the sum recovered, less any Tax chargeable thereon, to the extent such interest or repayment supplement is attributable to any period following the payment by the Seller to the Purchaser as referred to above.
8.3	Any amounts paid by the Seller under this Tax Covenant or for breach of the Tax Warranties and subsequently refunded and/or set -off under this paragraph 8 shall be disregarded to the extent of the refund and/or set -off for the purpose of paragraph 4.1 above in the event of any further claim under this Tax Covenant or for breach of the Tax Warranties.

9.	Over Provisions

9.1	If the Seller shall become liable in respect of any claim arising under this Tax Covenant or for breach of any of the Tax Warranties credit shall be given to the Seller against such liability for any amount referred to in paragraph 9.2 (a “Relevant Amount”) which shall be dealt with in accordance with paragraph 9.4.

9.2	A Relevant Amount for the purposes of paragraph 9.1 shall be:
(a)	the amount by which any provision for Tax contained in the Net Current Assets Statement proves to be an over provision (otherwise than by reason of the use or set off of any Purchaser’s Relief); or

(b)	the amount of any right to repayment of Tax owed to a Group Member by a Tax Authority which:
(i)	arises as a consequence of or by reference to any Event which occurred (or is treated for Tax purposes as occurring) on or before Completion or in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion;

(ii)	is not reflected in the Net Current Assets Statement;

(iii)	does not arise from the use of a Purchaser’s Relief; and

(iv)	is not a Relief to which paragraph 8 applies, which has been taken into account in paragraph 3.1(j) or in respect of which credit has been given under any other provision of paragraph 9; or
(c)	the amount of any Tax saved by the Purchaser, a Group Member or any other member of the Purchaser’s Group for which the Seller is not liable under this Tax Covenant or for breach of the Tax Warranties as a result of the use or set off of a Relief arising to a Group Member on or prior to Completion (other than a Purchaser’s Relief, a Relief which has been taken into account in paragraph 3.1(j), a Relief to which paragraph 8 applies or a Relief in respect of which credit has been given under any other provision of paragraph 9).
9.3	If the Purchaser becomes aware that there are or may be such amounts as are referred to in paragraph 9.2, it shall (or shall procure that the relevant Group Member or a member of the Purchaser’s Group shall) promptly inform the Seller of that fact. If the auditors for the time being of a Group Member or any member of the Purchaser’s Group are requested by either of the parties hereto to certify any of such amounts as are referred to above the relevant party shall procure that the auditors are instructed to give and shall (at the expense of the party requesting) give as soon as practicable such certificate and in so doing they shall act as experts and not as arbitrators and (in the absence of manifest error) their decision shall be final and binding on the parties hereto.

9.4	Each Relevant Amount is to be dealt with as follows:
(a)	the Relevant Amount shall first be set off against any payment then due from the Seller under this Tax Covenant or for breach of the Tax Warranties; and

(b)	to the extent there is an excess of the Relevant Amount after any amounts have been set off under paragraph 9.4(a) a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Tax Covenant or for breach of the Tax Warranties and which have not previously been refunded under this paragraph 9.4(b), up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph 9.4(b) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Sellers under this Tax Covenant or for breach of the Tax Warranties.
9.5	Where any such certification as is mentioned in paragraph 9.3 has been made, the Seller or the Purchaser may (at its own expense) request the auditors to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

9.6	If the auditors certify under paragraph 9.5 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 9.4 as the Relevant Amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the above mentioned substitution shall be made as soon as practicable by the Seller or the Purchaser, as the case may be.

10.	Cross -Border Surrenders
10.1	Subject to the following provisions of this paragraph, and without prejudice to the generality of paragraph 7, the Purchaser shall procure after Completion that the Group Members shall (so far as legally possible), in respect of any time or period falling on or prior to the Completion Date, make, give or enter into such claims, elections, surrenders, notices or consents (whether unconditional or conditional, whether or not forming part of any other return or tax document, whether provisional or final, and including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents, whether or not made before or after Completion) as the Seller shall direct in connection with any Surrender to any member of the Seller’s Tax Group by a Group Member and shall not, otherwise than directed pursuant to this paragraph, make Surrenders or withdraw Surrenders previously made. No payment shall be made in respect of any Surrender.

10.2	The Purchaser shall, or shall procure that the Group Members shall, at the request of the Seller, take all actions within their power necessary or desirable to facilitate the continuation and successful conclusion of all legal proceedings relating to Surrenders falling within paragraph 10.1.

10.3	Neither the Purchaser nor any of the Group Members shall be obliged to comply with requests made under paragraphs 10.1 and 10.2 above to the extent that the effect of so doing would be either: (i) to increase a liability to Tax of the Purchaser or any of the Group Members; or (ii) result in the loss of any Relief which could be used by the Purchaser or any of the Group Members to reduce a liability to Tax.

10.4	If, upon conclusion of the legal proceedings referred to in paragraph 10.2 or any successor legal proceedings which take place either in the European Court of Justice, or in the national courts, tax tribunal or similar forum of any member state of the European Union, it is determined that damages or any other monetary consideration shall be paid to any Group Member or any other member of the Purchaser’s Group by any third party, the Purchaser shall, or shall procure that the relevant Group Member or member of the Purchaser’s Group shall, by way of repayment of the consideration given for the Shares, pay to the Seller an amount equal to the damages or other monetary consideration which it is ordered should be paid to that Group Member or other member of the Purchaser’s Group.

10.5	The payment envisaged by paragraph 10.4 shall be made by the Group Member or, as the case may be, other member of the Purchaser’s Group, within 30 days of receipt of the damages or other monetary consideration which give rise to the obligation to make a payment or payments under paragraph 10.4.